FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of **June** **2004**
Commission File Number **000-29898**

Research In Motion Limited
(Translation of registrant's name into English)

295 Phillip Street,
Waterloo, Ontario, Canada
N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ____________ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____________ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :
82-____________

DOCUMENT INDEX

Document

1. Research In Motion Limited 2004 Annual Report

Document 1

RESEARCH IN MOTION
ANNUAL REPORT

2004

million thumbs and counting

Special Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The words "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", "plan" and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail in the "Risk Factors" sections of RIM's public filings with the United States Securities and Exchange Commission and securities regulators in Canada:

- possible failure of RIM's appeal of the judgment in the NTP litigation;
- third-party claims for infringement of intellectual property rights by RIM;
- RIM's ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;
- RIM's ability to enhance current products and develop and introduce new products;
- the efficient and uninterrupted operation of RIM's network operations center and the networks of its carrier partners;
- RIM's ability to establish new, and to build on existing, relationships with its network carrier partners;
- reliance on third-party suppliers;
- effective management of growth and ongoing development of RIM's service and support operations;
- a breach of RIM's security measures, or an inappropriate disclosure of confidential information;
- competition;
- reduced spending by customers due to the uncertainty of economic and geopolitical conditions;
- RIM's dependence on a limited number of significant customers;
- fluctuations in quarterly financial results;
- reliance on third-party network developers;
- foreign exchange risks;
- changes in interest rates affecting RIM's investment portfolio and the creditworthiness of its investment portfolio;
- the continued quality and reliability of RIM's products;
- RIM's ability to manage production facilities efficiently;
- risks associated with foreign operations;
- dependence on key personnel;
- continued use and expansion of the Internet;
- regulation, certification and health risks;
- control of RIM shares by management; and
- tax liabilities associated with RIM's worldwide operations.

These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

20 years of innovation

Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

RIM 20 1984-2004

BlackBerry subscriber base surpasses

1,000,000

users worldwide.



BlackBerry has emerged as the industry leading platform for the wireless enterprise.

BlackBerry Subscriber Base
(in thousands)



1,069
25
165
321
534
00
01
02
03
04



BlackBerry is available on over

50 networks in 30 countries

around the world.



RIM continues to lead the market it pioneered with integrated wireless data solutions for mobile professionals. Several important milestones have been achieved this year in terms of subscriber growth, global expansion and technology leadership. BlackBerry has evolved into a global wireless data platform that supports a wide range of applications on a variety of devices. And with many of the largest carriers and technology leaders in the world signed on as BlackBerry partners, it continues to grow in popularity.

RIM Annual Revenue
(in millions of U.S. dollars)


594.6
85.0
221.3
294.1
306.7
00
01
02
03
04

3 year historical summary

(In thousands of U.S. dollars except per share amounts)	February 28, 2004	March 1, 2003	March 2, 2002
		US GAAP (note 1)	
Statement of Operations Data			
Revenue	$ 594,616	$ 306,732	$ 294,053
Gross margin	271,251	119,443	84,528
Research & development and selling, general and administration	171,130	160,894	131,212
Amortization	27,911	22,324	11,803
Restructuring charges	–	6,550	–
Litigation	35,187	58,210	–
Investment income	10,606	11,430	25,738
Income (loss) before write-down of long-term investments and income tax	47,629	(117,105)	(32,749)
Write-down of long-term investments	–	–	(5,350)
Provision for (recovery of) income taxes	(4,200)	31,752	(9,778)
Net income (loss)	$ 51,829	$ (148,857)	$ (28,321)
Earnings (loss) per share			
Basic	$ 0.65	$ (1.92)	$ (0.36)
Diluted	$ 0.62	$ (1.92)	$ (0.36)
Operating Data (percentage of revenue)			
Gross margin	45.6%	38.9%	28.7%
Research and development	10.5%	18.2%	12.7%
Selling, marketing and administration	18.2%	34.2%	31.9%
Balance Sheet Data			
Cash, cash equivalents and investments	$ 1,490,305	$ 530,711	$ 644,559
Total assets	$ 1,931,378	$ 861,656	$ 946,958
Shareholders' equity	$ 1,716,263	$ 706,781	$ 874,068



2004 letter to shareholders

Fellow Shareholders,

Fiscal 2004 was a landmark year for Research In Motion. We achieved a number of significant milestones including:

- Year over year revenue growth of 94%;
- Surpassing the one million BlackBerry subscriber mark in Q4 of this year, with subscribers doubling over the last year;
- BlackBerry is available on over 50 networks globally;
- Launching a number of new BlackBerry handhelds around the world;
- Signing several prominent BlackBerry Connect™ licensing partners;
- Leveraging the growth in our business model to achieve profitability; and
- Completing a recent financing of $900 million which has significantly strengthened RIM's balance sheet.

This year RIM also celebrates its 20th anniversary and we would like to thank you all for your support over the years. Although RIM has been in business for 20 years, we believe we are just at the beginning of the most exciting chapter of our growth. We are energized by the momentum we see in our business and look forward to the tremendous opportunities ahead.

We will now provide you with an update on the business and a discussion of our goals for the coming year:

Finance and Administration

Revenues in fiscal 2004 grew 94% to $594.6 million from $307 million in fiscal 2003. This tremendous growth was driven by a number of factors including new product introductions, global carrier launches and the development of attractive end-user pricing plans by our carrier partners.

Gross margins have continued to be strong and operating expenses have been declining sharply as a percentage of sales. We have continued to invest heavily in research and development and in the global expansion of our business. However, since the growth in expenses related to these investments is much lower than RIM's revenue growth rate, operating costs have declined as a percentage of sales. The combination of these factors have led to a profitable year for RIM with earnings per share for fiscal 2004 of $0.62 versus a loss per share of $(1.92) in the last fiscal year.

In January 2004, RIM completed an equity issue of approximately 12 million shares that raised over $900 million. The proceeds from this offering increased the total cash resources on the balance sheet at the end of fiscal 2004 to $1.49 billion. The strength of RIM's balance sheet gives us the ability to fund capital expenditures, working capital and expansion requirements as we move deeper into this high-growth stage of our business.

Going forward, we continue to expect leverage from our business model and anticipate continued revenue and profitability growth in fiscal 2005.

RIM currently has approximately 2,200 employees around the world, with the majority based in our Waterloo, Ontario headquarters. RIM also has offices in Ottawa and Mississauga in Canada, Dallas, Texas in the United States, and in the United Kingdom, Germany, France, Italy, and Hong Kong. We plan to continue to hire and grow our employee base to support our growth and global expansion efforts.

BlackBerry

The BlackBerry subscriber base surpassed one million users in the fourth quarter. These customers range across a wide variety of industries including: government, which now represents in excess of 100,000 users; financial services; real estate; legal; and many others. RIM also now has the majority of the largest carriers in the world signed on as BlackBerry partners, and BlackBerry users can travel around the globe while having access to their enterprise data and information.

RIM's global carrier partnerships have been critical to BlackBerry's success. Our carrier partners have discovered that offering BlackBerry results in increased average revenue per user (ARPU) and lower churn in their customer base, which are key metrics for measuring the profitability of their businesses. We support the efforts of our carrier partners through the expansion of the number of applications supported both in the enterprise and prosumer segments, through our BlackBerry Connect partnerships which will offer device diversity to carriers and end-users, and through the continued global expansion of BlackBerry sales, service, training and support.

Following the launch of our Mobile Data Service (MDS) last year we have seen meaningful growth with over 4,500 BlackBerry Enterprise Servers™ now passing MDS traffic. MDS allows corporate enterprise data to be pushed to users' handhelds using the same secure architecture that BlackBerry uses to deliver corporate email. A broad array of applications are being enabled for our customers using MDS including Customer Relationship Management systems such as those from Siebel Systems, Inc.; Sales Force Automation Systems such as Salesforce.com; Enterprise Resource Planning systems such as SAP®; Web Services Platforms such as IBM WebSphere®; vertical applications for industries such as real estate and healthcare; and efficient HTML web-browsing capabilities.

BlackBerry Service

A hallmark of BlackBerry service has been its reliability and availability in times of crisis. This reliability has earned us the trust and confidence of both our carrier partners and of end users. As we grow and expand the BlackBerry subscriber base, and as BlackBerry becomes the standard on which large global carriers are building their data offerings, it is essential that we continue to invest in maintaining this high level of service.

Investing in the infrastructure that supports BlackBerry is a key focus for RIM. We are building redundancies and high levels of fault tolerance into the system, as well as the structures and facilities necessary to maintain BlackBerry services in times of crisis or disaster. Last August, BlackBerry messages continued to be delivered throughout the East Coast blackout when other communications services were unavailable or overloaded. BlackBerry customers had a distinct advantage in being able to keep in touch with their business associates and loved ones during the uncertainty associated with the event. This "Always On" availability is what our customers have come to expect from BlackBerry.

BlackBerry Web Client™

During fiscal 2004 many carrier partners launched BlackBerry service targeted at the high-end or professional consumer. One of the corporate goals we set out last year was to enter this market, and we have seen remarkable success with this offering in the past twelve months. BlackBerry Web Client (BWC) is our solution that enables customers to experience BlackBerry without the need for a corporate server, and allows users' to provision the service themselves directly from the point of purchase. We continue to believe that there is a large market opportunity for BlackBerry in the "prosumer" market segment and we plan to further innovate through developments such as one-click provisioning and new handhelds.

Customer Care and Technical Support

Providing first-rate customer service has always been a key area of focus for RIM. As we transitioned our business over the past three years from a direct to indirect sales model whereby we sell BlackBerry primarily through our carrier partners, a number of large enterprise customers have desired to maintain their strong technical support relationship with RIM. To meet the needs of these customers RIM has launched TSupport, our Technical Support Services program, which includes a suite of annual technical and software maintenance programs. Support is provided for all BlackBerry software in any of five service levels to meet the needs of BlackBerry enterprise users. This program is beginning to generate meaningful revenues and we plan to focus on further growing this aspect of our business in the coming year.

BlackBerry Connect

Several new BlackBerry Connect relationships have been forged including those with industry leading companies such as Sony Ericsson Mobile Communications and Samsung Electronics. Our BlackBerry Connect partners are also making progress in introducing BlackBerry enabled handsets into the market. At recent industry trade shows, both Nokia and High Tech Computer Corporation (HTC) have demonstrated working prototypes of their handsets enabled with BlackBerry. Throughout fiscal 2005, we will continue to focus on adding new licensees and assisting our partners in getting BlackBerry enabled handsets to market.

Product Development and Manufacturing

Manufacturing capacity doubled during fiscal 2004 and our manufacturing facility is now equipped to produce approximately 3 million handhelds per year. In addition, we are working with outsourcing partners to provide both site redundancy and to increase manufacturing flexibility. During fiscal 2005, we expect to move a portion of RIM's manufacturing processes to external third parties. In the past year, we have also made strategic purchases of key components to ensure sufficient supply of long lead-time components and we remain extremely focused on building and maintaining strong supplier relationships.

Our Research and Development (R&D) teams continue to innovate and develop future generations of products and technologies and to aggressively grow RIM's intellectual property rights portfolio through the filing of patents on our technologies. In the past year a number of new products were launched including the BlackBerry 7510™

for iDEN networks, the BlackBerry 7750™ for CDMA 1X networks, and the BlackBerry 7200™ and 7700™ series handhelds for GPRS networks. Current hardware projects underway include the development of WiFi-enabled BlackBerry handsets, the incorporation of next generation network technologies such as EDGE and 3G into the product platform, enabling Bluetooth peripherals for our products and introducing new, lower cost handhelds. On the software side, BlackBerry Enterprise Server version 4.0 is scheduled to be released this year and will offer a number of enhancements including improved IT manageability, complete wireless synchronization and wireless key generation and encryption. We are also working to improve ease of use for our prosumer customers through developments such as one-click provisioning.

Fiscal 2005 Goals

We believe that the inflection point that we have seen in our business this past year is the beginning of a major growth period for RIM. The opportunities ahead of us are tremendous and our challenges are to focus on execution and manage our growth effectively. In the coming year we intend to:

- Focus on the execution of our business strategy to ensure that we exploit the opportunities ahead;
- Continue to provide the products, service and support to extend the success of our carrier partners globally;
- Continue the geographic expansion of our business and make further inroads into the Asian market;
- Continue to grow our North American and European subscriber bases;
- Continue to innovate and protect these innovations through the filing of relevant patents;
- Develop and launch products for new market segments to further expand our addressable market;
- Achieve further cost reductions in our hardware platform through engineering, design and production efficiencies;
- Launch a number of new BlackBerry Connect enabled handsets with our partners;
- Continue to work with our Independent Software Vendor (ISV) partners to expand the value-added applications available for the BlackBerry platform; and
- Manage our resources effectively to ensure growth in both revenues and profitability.

Once again we would like to thank our shareholders for their continuing support and we look forward to reporting back to you on our accomplishments next year.

Jim Balsillie

Mike Lazaridis

management's discussion and analysis of financial condition and results of operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read together with the audited consolidated financial statements and the accompanying notes (the "Consolidated Financial Statements") of Research In Motion Limited ("RIM" or the "Company") for the fiscal year ended February 28, 2004. The Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). To the extent applicable to the Consolidated Financial Statements, these principles conform in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as described in the "Commentary on Material Differences in the Company's Fiscal 2004 Financial Statements under U.S. GAAP compared to Canadian GAAP".

The comparative information in this MD&A conforms with U.S. GAAP. For fiscal years prior to 2004, the Company's consolidated financial statements and the accompanying notes have been prepared separately in accordance with U.S. GAAP reconciled to Canadian GAAP and also in accordance with Canadian GAAP reconciled to U.S. GAAP.

All financial information herein is presented in United States dollars, except for certain financial information contained in tables which is expressed in thousands of United States dollars, and as otherwise indicated.

Special Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements relating to:

- the Company's plans to continue to invest in core research and development to enhance the BlackBerry product portfolio;
- the Company's plans to foster new international business relationships with global carriers and to extend its enterprise market leadership into the prosumer market;
- the Company's plans to license the BlackBerry platform to key handset vendors through its BlackBerry Connect program and to strengthen its infrastructure to support subscriber growth;
- RIM's revenue and earnings expectations;
- anticipated growth in RIM's subscriber base;
- monthly average revenue per unit for wireless service; and
- future product developments and releases.

The words "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", "plan" and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail in the "Risk Factors" sections of RIM's public filings with the United States Securities and Exchange Commission and securities regulators in Canada:

- possible failure of RIM's appeal of the judgment in the NTP litigation;
- third-party claims for infringement of intellectual property rights by RIM;
- RIM's ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;
- RIM's ability to enhance current products and develop and introduce new products;
- the efficient and uninterrupted operation of RIM's network operations center and the networks of its carrier partners;

- RIM's ability to establish new, and to build on existing, relationships with its network carrier partners;
- reliance on third-party suppliers;
- effective management of growth and ongoing development of RIM's service and support operations;
- a breach of RIM's security measures, or an inappropriate disclosure of confidential information;
- competition;
- reduced spending by customers due to the uncertainty of economic and geopolitical conditions;
- RIM's dependence on a limited number of significant customers;
- fluctuations in quarterly financial results;
- reliance on third-party network developers;
- foreign exchange risks;
- changes in interest rates affecting RIM's investment portfolio and the creditworthiness of its investment portfolio;
- the continued quality and reliability of RIM's products;
- RIM's ability to manage production facilities efficiently;
- risks associated with foreign operations;
- dependence on key personnel;
- continued use and expansion of the Internet;
- regulation, certification and health risks;
- control of RIM shares by management; and
- tax liabilities associated with RIM's worldwide operations.

These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to email, phone, SMS (short message service), organizer, Internet and intranet-based corporate data applications. RIM also licenses its technology to industry leading handset and software vendors to enable these companies to offer wireless data services using the BlackBerry Enterprise Server ("BES") and BlackBerry Web Client ("BWC"). RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's products, services and embedded technologies are used by thousands of organizations around the world and are commercially available through a variety of offerings including the BlackBerry wireless platform, the RIM wireless handheld product line, technical support services and the BlackBerry Connect Licensing Program. The Company's sales and marketing efforts include collaboration with strategic partners and distribution channel relationships to promote the sales of its products and services as well as its own supporting sales and marketing teams.

Sources of Revenue

RIM's primary revenue stream is generated by its BlackBerry wireless solution, which includes sales of wireless handhelds, software and service. The BlackBerry wireless solution provides users with a wireless extension of their work and personal email accounts, including Microsoft Outlook, Lotus Notes, MSN/Hotmail and POP3/ISP email. In addition, the BlackBerry wireless solution, through its Mobile Data Service functionality, allows users to access data from their enterprise and intranet applications using the BlackBerry architecture.

RIM generates revenues from sales of BlackBerry Wireless Handhelds, which provide users with the ability to send and receive full-length wireless messages and data from a wearable device. RIM's BlackBerry Wireless Handhelds also incorporate a personal organizer including contact and calendar functionality, which can synchronize with the user's desktop PIM system, and web-browsing capability. RIM has developed various models of its BlackBerry Wireless Handheld, including models that integrate a mobile phone with other wireless data and PIM features.

RIM generates revenues from service billings to its BlackBerry subscriber base. The Company's service revenue is generated in one of two forms: (i) a monthly infrastructure access fee to a carrier/distributor where a carrier or other distributor bills the BlackBerry subscriber; or (ii) a monthly service fee charged by RIM directly to end-customers where RIM has purchased airtime from certain carriers and resold it directly to BlackBerry subscribers.

An important part of RIM's BlackBerry wireless solution is the software that is installed on desktop personal computers and/or at the corporate server level. Software revenues include fees from (i) licensing RIM's BlackBerry Enterprise Server ("BES") software; (ii) client access licenses ("CALs"), which are charged for each subscriber using the BlackBerry service; and (iii) maintenance and upgrades to software. BlackBerry Connect is RIM's licensing program that enables mobile device manufacturers to equip their handsets with the integrated ability to connect to a BES and RIM's BlackBerry Web Client-related services using the same wireless architecture and infrastructure that is being used by RIM's BlackBerry Handheld customers. The BlackBerry Connect licensing program, which has become an increasingly important component of the Company's strategy, is designed to help provide a more open, global platform and address the distinct needs of end users, IT departments, carriers and licensees.

Revenues are also generated from sales of radio modems to original equipment manufacturers ("OEMs"), non-recurring engineering services ("NRE"), accessories, technical support and repair and maintenance programs.

Critical Accounting Policies and Estimates

General

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management's historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

The Company's Critical Accounting Policies have been reviewed and discussed with the Company's Audit Committee.

Revenue recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are the specific revenue recognition policies for each major category of revenue.

Hardware

Revenue from the sale of BlackBerry Handhelds is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for warranties, royalties and estimated product returns. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition ("SOP 97-2").

If the historical data the Company uses to estimate product returns does not properly reflect future returns, these estimates could be revised. Future returns, if they were higher than estimated, would result in a reduction of revenue.

Service
Revenue is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prepayment is recorded as deferred revenue.

Software
Revenue from licensed software is recognized at the inception of the license term and in accordance with SOP 97-2. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided.

Other
Revenue from the sale of OEM radios and accessories is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for applicable warranties, royalties and estimated product returns. Technical support contracts extending beyond the current period are recorded as deferred revenue. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

Allowance for Doubtful Accounts and Bad Debt Expense
The Company evaluates the collectibility of its trade receivables based upon a combination of factors. RIM regularly reviews and updates its information with respect to significant receivable balances. RIM has historically been dependent on a small but increasing number of significant customers and on large complex contracts with respect to sales of the majority of its products. The Company expects this trend of increasing trade receivables balances with its large customers to continue as it sells an increasing number of its products and service relay access through network carriers and resellers rather than directly.

When the Company becomes aware of a specific customer's inability to meet its financial obligations to the Company, (such as in the case of bankruptcy filings or material deterioration in the customer's operating results or financial position, payment experiences and existence of credit risk insurance), RIM records a specific bad debt provision to reduce the customer's related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company's estimates of the recoverability of trade receivables could be further adjusted.

Inventory
Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labor applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

The Company's policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company's products within specific time horizons. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout of new products. The business environment in which RIM operates is subject to rapid changes in technology and customer demand. The Company performs a detailed assessment of inventory each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company's forecasts, requirements for inventory write-offs that differ from the Company's estimates could become necessary. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to net realizable value or excess inventory is written off.

Valuation of long-lived assets, intangible assets and goodwill

In connection with the business acquisitions completed by the Company in fiscal 2002 and 2003, the Company identified and estimated the fair value of assets acquired including certain identifiable intangible assets other than goodwill and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the identified net assets was assigned to goodwill.

The Company assesses the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The largest component of Intangible assets is licenses. Licenses are amortized over the lesser of five years or on a per unit basis based upon the anticipated number of units to be sold during the terms of the license agreements. See "Results of Operations – Amortization". Unforeseen events, changes in circumstances and market conditions, and material differences in the value of licenses and other long-lived and intangible assets and goodwill due to changes in estimates of future cash flows could affect the fair value of the Company's assets and require an impairment charge. Intangible assets are reviewed quarterly to determine if any events have occurred that would warrant further review. In the event that a further assessment is required, the Company will analyze estimated future cash flows.

Income taxes

The Company's deferred tax asset balance represents temporary differences between the financial reporting and tax bases of assets and liabilities, including research and development costs and incentives, financing costs, capital assets, non-deductible reserves, operating loss carryforwards and capital loss carryforwards, net of valuation allowances. The Company evaluates its deferred tax assets based upon cumulative losses in recent years, estimated future earnings as per internal forecasts for periods in which temporary differences become deductible as well as prudent and feasible tax planning strategies. The Company records a valuation allowance to reduce deferred income tax assets to the amount that is more likely than not to be realized. In fiscal 2003, the Company determined that it was no longer able to satisfy the "more likely than not" standard under U.S. GAAP with respect to the valuation of its deferred income tax asset balance and recorded a full valuation allowance against the entire deferred tax asset balance.

Should RIM determine that it is more likely than not that it is able to realize its deferred tax assets in the future in excess of its net recorded amount, net income would increase in the reporting periods when such determinations are made.

Litigation

The Company has been involved in patent litigation where it is seeking to protect its patents (see note 12(b) to the Consolidated Financial Statements and "Events Subsequent to February 28, 2004 Year End - Settlement of Patent Litigation") and where it is currently seeking to defend itself in a patent infringement suit (the "NTP matter" - see note 16 to the Consolidated Financial Statements). RIM capitalizes costs incurred for patent litigation where it is seeking to protect its patents.

If the Company is not successful in such litigation, RIM will review its related intangible asset balance, including previously capitalized litigation costs, for impairment. RIM has recorded liabilities for the estimated probable costs for the resolution of the NTP matter, based upon court rulings to date and the Company's current and estimated future costs with respect to ongoing legal fees. The actual resolution of the NTP matter may differ materially from these estimates as a result of future rulings issued by the appellate courts at the conclusion of the appeals process, or by the United States Patent and Trademark Office ("PTO") in connection with its re-examinations of the five patents-in-suit. Future quarterly or annual financial reporting may be materially affected, either adversely or favorably, as a result of future rulings by the courts and the PTO.

Warranty

The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry Handheld products are generally covered by a time-limited warranty for varying periods of time. The Company's warranty obligation is affected by product failure rates, material usage and other related production costs and service delivery expense.

The Company's estimates of costs are based upon historical experience and expectations of future conditions when it is introducing new BlackBerry Handheld products. To the extent that the Company experiences increased warranty activity or increased costs associated with servicing those obligations, revisions to the estimated warranty liability would be required.

Investments

Investments classified as available for sale under SFAS 115 are carried at market value. Changes in market values are accounted for through accumulated other comprehensive income, until such investments mature or are sold.

Investments with maturities in excess of one year include those categorized as available-for-sale and held-to-maturity for accounting purposes. The Company does not exercise significant influence with respect to any of these investments.

In the event that a decline in the fair value of a held-to-maturity investment occurs and the decline in value is considered to be other than temporary, an appropriate write-down would be recorded.

Summary Results of Operations - Fiscal 2004, Fiscal 2003 and Fiscal 2002

The following table sets forth certain consolidated statement of operations and consolidated balance sheet data for the periods indicated:

As at and for the fiscal year ended	**February 28, 2004**	March 1, 2003	**Change 2004/2003**	March 2, 2002
	(in thousands, except for per share amounts)			
Revenue	**$ 594,616**	$ 306,732	**$ 287,884**	$ 294,053
Cost of sales	**323,365**	187,289	**136,076**	209,525
Gross margin	**271,251**	119,443	**151,808**	84,528
Expenses				
Research and development	**62,638**	55,916	**6,722**	37,446
Selling, marketing and administration	**108,492**	104,978	**3,514**	93,766
Amortization	**27,911**	22,324	**5,587**	11,803
Sub-total	**199,041**	183,218	**15,823**	143,015
Restructuring charges	**–**	6,550	**(6,550)**	–
Litigation	**35,187**	58,210	**(23,023)**	–
Restructuring and litigation	**35,187**	64,760	**(29,573)**	–
	234,228	247,978	**(13,750)**	143,015
Income (loss) from operations	**37,023**	(128,535)	**165,558**	(58,487)
Investment income	**10,606**	11,430	**(824)**	25,738
Write-down of investments	**–**	–	**–**	(5,350)
Income (loss) before income taxes	**47,629**	(117,105)	**164,734**	(38,099)
Provision for (recovery of) income tax	**(4,200)**	31,752	**35,952**	(9,778)
Net income (loss)	**$ 51,829**	$ (148,857)	**$ 200,686**	$ (28,321)
Earnings (loss) per share				
Basic	**$ 0.65**	$ (1.92)	**$ 2.57**	$ (0.36)
Diluted	**$ 0.62**	$ (1.92)	**$ 2.54**	$ (0.36)
Total assets	**$ 1,931,378**	$ 861,656	**$ 1,069,722**	$ 946,958
Total liabilities	**215,115**	154,875	**60,240**	72,890
Shareholders' equity	**$ 1,716,263**	$ 706,781	**$ 1,009,482**	$ 874,068

The following table sets forth certain consolidated statement of operations data expressed as a percentage of revenue for the periods indicated:

Fiscal year ended	February 28, 2004	March 1, 2003	Change 2004/2003	March 2, 2002
Revenue	100.0%	100.0%	–	100.0%
Cost of sales	54.4%	61.1%	(6.7%)	71.3%
Gross margin	45.6%	38.9%	6.7%	28.7%
Expenses				
Research and development	10.5%	18.2%	(7.7%)	12.7%
Selling, marketing and administration	18.2%	34.2%	(16.0%)	31.9%
Amortization	4.8%	7.3%	(2.5%)	4.0%
Sub-total	33.5%	59.7%	(26.2%)	48.6%
Restructuring charges	–	2.1%	(2.1%)	–
Litigation	5.9%	19.0%	(13.1%)	–
Restructuring and litigation	5.9%	21.1%	(15.2%)	–
	39.4%	80.8%	(41.4%)	48.6%
Income (loss) from operations	6.2%	(41.9%)	48.1%	(19.9%)
Investment income	1.8%	3.7%	(1.9%)	8.8%
Write-down of investments	–	–	–	(1.8%)
Income (loss) before income taxes	8.0%	(38.2%)	46.2%	(12.9%)
Provision for (recovery of) income tax	(0.7%)	10.3%	11.0%	(3.3%)
Net income (loss)	8.7%	(48.5%)	57.2%	(9.6%)

Executive Summary

As the above tables highlight, the Company's results were significantly improved in fiscal 2004 compared to fiscal 2003. The four primary fiscal 2004 "profit drivers" that contributed to this improvement are discussed below. A more comprehensive analysis of these factors is contained in "Results of Operations".

The Company's net income increased by $200.7 million to $51.8 million or $0.65 basic earnings per share and $0.62 diluted earnings per share in fiscal 2004, compared to a net loss of $148.9 million or a loss per share of $1.92 in fiscal 2003.

Primary Fiscal 2004 Profit Drivers

Revenue and resulting gross margin growth
Revenue increased by $287.9 million to $594.6 million in fiscal 2004 from $306.7 million in the preceding year. The number of BlackBerry handhelds sold increased by 643,000 to 920,000 in fiscal 2004 compared to 277,000 in fiscal 2003. Factoring in a 15.8% reduction in average selling price ("ASP"), handheld revenues increased by $220.4 million to $343.2 million in fiscal 2004. Service revenue increased by $41.9 million to $171.2 million in fiscal 2004, consistent with the Company's increase in BlackBerry subscribers during the year. Software revenue increased by $25.8 million to $47.4 million in fiscal 2004.

Gross margin increased to $271.3 million or 45.6% in fiscal 2004 compared to $119.4 million or 38.9% in fiscal 2003. The increase of 6.7% in the gross margin ratio to 45.6% in fiscal 2004 was as a result of the Company's cost reduction efforts for its BlackBerry handhelds and service revenue streams, increased manufacturing cost efficiencies as a result of the increase in handheld volumes and favorable changes in BlackBerry handheld product mix.

Research and development, Selling, marketing and administration and Amortization
The Company was focused on prudent cost management and maximizing the financial net income "leverage" to be obtained from the increase in revenue and gross margin. Research and development, Selling, marketing and administration and Amortization expenses increased by $15.8

million or 8.6% to $199.0 million in fiscal 2004 from $183.2 million in the preceding year. The 8.6% increase in fiscal 2004 was substantially below the increases in revenue and gross margin of 93.9% and 127.1%, respectively.

Restructuring and Litigation charges
Restructuring (nil in fiscal 2004) and litigation expenses totalled $35.2 million, a reduction of $29.6 million from $64.8 million in fiscal 2003.

Income tax (recovery)/provision
The Company recorded an income tax recovery of $4.2 million in fiscal 2004 versus an income tax provision of $31.8 million in fiscal 2003, resulting in an increase of $36.0 million in fiscal 2004 net income.

Selected Quarterly Financial Data – Unaudited
The following table sets forth RIM's unaudited quarterly consolidated results of operations data for each of the eight most recent quarters ended February 28, 2004. The information has been derived from RIM's unaudited consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with the Consolidated Financial Statements and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of information when read in conjunction with the Consolidated Financial Statements. RIM's quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	Fiscal 2004 Year			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(in thousands, except per share data)			
Revenue	$ 210,585	$ 153,891	$ 125,679	$ 104,461
Gross margin(1)	103,476	72,398	52,968	42,409
Research and development, Selling, marketing and administration(1), and Amortization(1)	56,889	49,132	47,388	45,632
Litigation(2)	12,874	9,201	5,653	7,459
Investment income	(3,624)	(2,264)	(2,222)	(2,496)
Income (loss) before income taxes	37,337	16,329	2,149	(8,186)
Recovery of income taxes(4)	(4,200)	–	–	–
Net income (loss)	$ 41,537	$ 16,329	$ 2,149	$ (8,186)
Earnings (loss) per share				
Basic	$ 0.49	$ 0.21	$ 0.03	$ (0.11)
Diluted	$ 0.46	$ 0.20	$ 0.03	$ (0.11)
Research and development	$ 17,877	$ 15,673	$ 14,701	$ 14,387
Selling, marketing and administration(1)	32,310	26,233	25,423	24,526
Amortization(1)	6,702	7,226	7,264	6,719
	$ 56,889	$ 49,132	$ 47,388	$ 45,632

	Fiscal 2003 Year			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(in thousands, except per share data)			
Revenue	$ 87,502	$ 74,176	$ 73,418	$ 71,636
Gross margin[1]	35,894	28,988	29,098	25,463
Research and development, Selling, marketing and administration[1], and Amortization[1]	43,948	52,434	44,872	41,964
Restructuring charge[3]	–	6,550	–	–
Litigation[2]	25,540	27,760	4,910	–
Investment income	(2,498)	(2,901)	(2,877)	(3,154)
Loss before income taxes	(31,096)	(54,855)	(17,807)	(13,347)
Provision for (recovery of) income taxes[4]	–	37,937	(3,575)	(2,610)
Net loss	$ (31,096)	$ (92,792)	$ (14,232)	$ (10,737)
Loss per share - basic and diluted	$ (0.40)	$ (1.21)	$ (0.18)	$ (0.14)
Research and development	$ 12,535	$ 16,843	$ 13,913	$ 12,625
Selling, marketing and administration[1]	24,979	29,979	25,213	24,807
Amortization[1]	6,434	5,612	5,746	4,532
	$ 43,948	$ 52,434	$ 44,872	$ 41,964

Notes:

(1) During the third quarter of fiscal 2004, the Company reclassified costs associated with its BlackBerry network operations centre and its technical and service support operations centre to Cost of sales. Such costs were previously included in Selling, marketing and administration expense. In addition, amortization expense related to manufacturing operations and BlackBerry network operations has been reclassified to Cost of sales. Such amortization was previously included in Amortization expense. All comparative amounts were reclassified to conform to this new presentation. There were no adjustments to previously reported net income (loss) as a result of any of these reclassifications.

(2) See "Results of Operations – Litigation" and note 16 to the Consolidated Financial Statements.

(3) See "Results of Operations – Restructuring Charges" and note 15 to the Consolidated Financial Statements.

(4) See "Results of Operations – Income Taxes" and note 9 to the Consolidated Financial Statements.

Events Subsequent to February 28, 2004 Year End

Settlement of Patent Litigation

Good Technology, Inc. ("GTI") and the Company entered into an agreement on March 26, 2004 whereby the parties also signed a settlement and license agreement and a series of pending lawsuits between the two companies were consequently dismissed. The parties have also signed a royalty-bearing license agreement whereby RIM will receive a lump-sum settlement during the first quarter of fiscal 2005 as well as ongoing quarterly royalties. The lump-sum settlement amount was received subsequent to February 28, 2004 and will be credited to Intangible Assets in the first quarter of fiscal 2005, as a recovery of costs incurred by the Company. The settlement will resolve this matter and the settlement amounts will not be material to the Company's consolidated financial statements.

Stock Split

On April 7, 2004, the Company announced that its Board of Directors had approved a two-for-one stock split of the Company's outstanding common shares. The stock split will be implemented by way of a stock dividend whereby shareholders will receive one common share of the Company for each common share held. The stock dividend will be payable on June 4, 2004 to shareholders of record at the close of business on May 27, 2004. The total number of common shares outstanding as of February 28, 2004 was 92.4 million. Adjusting for the stock split, the total number of common shares outstanding will be 184.8 million.

Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

Results of Operations

Fiscal year ended February 28, 2004 compared to the fiscal year ended March 1, 2003

Revenue

Revenue for fiscal 2004 was $594.6 million, an increase of $287.9 million or 93.9% from $306.7 million in the preceding year.

A comparative breakdown of the significant revenue streams is set forth in the following table:

	Fiscal 2004		Fiscal 2003		Change 2004/2003	
Number of handhelds sold	920,000		277,000		643,000	232.1%
Average selling price	$ 373		$ 443		$ (70)	(15.8%)
Handhelds	$ 343,154	57.7%	$122,711	40.0%	$ 220,443	179.6%
Service	171,215	28.8%	129,332	42.2%	41,883	32.4%
Software	47,427	8.0%	21,655	7.1%	25,772	119.0%
Other	32,820	5.5%	33,034	10.7%	(214)	(0.6%)
	$ 594,616	100.0%	$306,732	100.0%	$ 287,884	93.9%

Handheld product revenues increased by $220.4 million or 179.6% to $343.2 million or 57.7% of consolidated revenues in fiscal 2004 compared to $122.7 million or 40.0% of consolidated revenues in fiscal 2003. This increase in handheld revenues over the prior year is primarily attributable to a volume increase of 232.1% or 643,000 units to approximately 920,000 from approximately 277,000 in the prior year. The Company has launched a number of new products in the current fiscal year which operate on the GPRS, iDEN and CDMA20001X wireless networks that were not available in the prior year, which account for the volume growth. This volume increase was partially offset by a 15.8% reduction in the ASP in fiscal 2004 to $373 per unit from $443 per unit in fiscal 2003. The Company's ASP is influenced by the impact of product mix in two primary ways: (i) the percentage of new BlackBerry 6200 monochrome/7200 color handheld series versus the 6500/6700 and 7500/7700 handheld series; and (ii) the mix between monochrome and color BlackBerry handhelds as color BlackBerry handhelds are more expensive. The Company experienced a continuing increase in the percentage of color products in its overall handheld sales mix during fiscal 2004 and expects this trend to continue in fiscal 2005. The Company also expects its ASP for handhelds to continue to decline in fiscal 2005 as a result of the continuing shift to lower priced products and new product introduction plans, some of which are expected to have lower price points.

Service revenue increased $41.9 million or 32.4% to $171.2 million and comprised 28.8% of consolidated revenue in fiscal 2004, compared to $129.3 million in fiscal 2003. BlackBerry subscribers doubled to approximately 1,069,000 from approximately 534,000 as at March 1, 2003. The Company has also experienced some net migration of its direct ("full email") BlackBerry subscriber base to its carrier customers ("net migration"), for whom RIM provides lower priced "relay" services. The Company expects this net migration to continue in fiscal 2005. The monthly average revenue per unit ("ARPU") for service is expected to continue to decline in fiscal 2005 as a result of the aforementioned migration and also because the continuing net increase in the BlackBerry subscriber base represents subscribers for which RIM receives a monthly relay access fee from its carrier customers, rather than subscribers who purchase full e-mail service directly from RIM.

Revenue Mix Fiscal 2004


28.8% Service
57.7% Handhelds
13.5% Software, NRE, & other

Revenue Mix Fiscal 2003


42.2% Service
40.0% Handhelds
17.8% Software, NRE, & other

Software revenues include fees from licensed BES software, CALs, maintenance and upgrades. Software revenues increased $25.8 million to $47.4 million in fiscal 2004 from $21.7 million in fiscal 2003, generally in line with the growth in handheld revenues during fiscal 2004.

Other revenue, which includes OEM radios, accessories, non-warranty repairs, NRE, technical support and other, was effectively stable at $32.8 million in fiscal 2004 compared to $33.0 million in fiscal 2003. Growth in revenue streams such as accessories, OEM, technical support and non-warranty repair was offset by a reduction in NRE revenue as the result of the completion of a large NRE contract during the latter part of fiscal 2003.

Gross Margin

Gross margin increased to $271.3 million or 45.6% of revenue in fiscal 2004, compared to $119.4 million or 38.9% of revenue in the preceding year. The net improvement in consolidated gross margin percentage was primarily attributable to higher margins for handheld products and service revenues. The increase in handheld products was due to reductions in component part costs, improved manufacturing efficiencies and component parts usage as a result of the higher volume of handhelds produced in fiscal 2004 over fiscal 2003 and the impact of handheld product mix, including the increasing percentage of color (versus monochrome) in the handheld product sales mix. The Company's service margin increased as the Company has realized cost efficiencies in its network operations infrastructure as a result of the increase in BlackBerry subscribers, for which the Company receives relay access fees from its carrier customers and the resulting gross margin.

Research and Development

Gross research and development expenditures decreased by $2.3 million to $62.6 million in fiscal 2004 compared to $65.0 million in fiscal 2003. Research and development expenditures consist primarily of salaries and benefits for technical personnel, costs of related engineering materials, and software tools and maintenance fees. Compensation expense increased by $2.8 million as a result of the increase in employees supporting the Company's growth and new BlackBerry Handheld product development. This increase in employment costs was more than offset by a reduction in external professional services in fiscal 2004 compared to fiscal 2003 expenditures.

Net research and development expenditures increased by $6.7 million to $62.6 million or 10.5% of revenue in fiscal 2004 compared to $55.9 million or 18.2% of revenue in fiscal 2003. In the prior year's comparable fiscal period, the Company recorded $9.0 million in contributions from its development agreement with Technology Partnerships Canada ("TPC") as a reduction in gross research and development costs. The Company had recorded all of the contributions due to RIM from TPC over the term of the agreement as at March 1, 2003.

Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

The Company qualifies for investment tax credits ("Tics") on eligible expenditures on account of scientific research and experimental development. The Company has not recorded the benefit of Tics in fiscal 2004 or fiscal 2003. See "Income Taxes" and note 9 to the Consolidated Financial Statements.

Selling, Marketing and Administration

Selling, marketing and administration expenses increased $3.5 million or 3.3% to $108.5 million for fiscal 2004 compared to $105.0 million for fiscal 2003. As a percentage of revenue, Selling, marketing and administration expenses declined to 18.2% in fiscal 2004 compared to 34.2% in the preceding year, primarily due to the increase in fiscal 2004 revenues over fiscal 2003.

The net increase in Selling, marketing and administration expenses for fiscal 2004 was primarily attributable to marketing, advertising and promotion expenses. Other cost increases were for information technology support expenses, infrastructure and maintenance expenses, building maintenance and professional fees, including the costs of complying with the Sarbanes-Oxley Act of 2002 and similar Canadian regulatory initiatives. The cost increases were partially offset by a foreign exchange gain of $2.2 million in fiscal 2004, compared to a lesser foreign exchange gain of $0.3 million in fiscal 2003 (see note 20 to the Consolidated Financial Statements) and a reduction in bad debt expense. Compensation expense was approximately equal in fiscal 2004 compared to fiscal 2003 generally as a result of the Company's cost restructuring undertaken in November 2002. See "Restructuring Charge".

Amortization

Amortization expense on account of certain capital and certain intangible assets increased by $5.6 million to $27.9 million for fiscal 2004 compared to $22.3 million for fiscal 2003. The increased amortization expense in fiscal 2004 reflects the impact of a full year's amortization expense with respect to capital and certain intangible asset expenditures during fiscal 2003 and also incremental amortization with respect to capital and certain intangible asset expenditures during fiscal 2004.

Amortization expense with respect to capital assets employed in the Company's manufacturing operations and BlackBerry service operations was $7.9 million in fiscal 2004 compared to $7.7 million in fiscal 2003 and is charged to Cost of sales in the Consolidated Statements of Operations. See also note 6 to the Consolidated Financial Statements. The Company expects amortization expense with respect to capital assets employed in the Company's manufacturing operations and BlackBerry service operations to increase in fiscal 2005 compared to fiscal 2004 as it incurs capital expenditures necessary to expand its manufacturing and service business operations.

Amortization expense with respect to licenses (a component of Intangible assets) is charged to Cost of sales and was $18.7 million in fiscal 2004 compared to $1.1 million in fiscal 2003. This increase is due generally to the increase in the number of handhelds sold in fiscal 2004 versus fiscal 2003. See "Revenue". Total amortization expense with respect to intangible assets was $19.5 million in fiscal 2004 compared to $2.8 million in fiscal 2003. See also note 7 to the Consolidated Financial Statements.

Restructuring Charge

During the third quarter of fiscal 2003, as part of the implementation of a plan to improve operating results, the Company recorded restructuring charges of $6.6 million including the costs associated with the termination of employees, related costs and the closure and exit of certain leased facilities. See note 15 to the Consolidated Financial Statements.

Litigation

See also the discussion of the NTP matter in "Liquidity and Capital Resources – NTP Litigation Funding" and note 16 to the Consolidated Financial Statements.

The Company is the defendant in a patent litigation matter brought by NTP, Inc. ("NTP") alleging that the Company infringed on eight of NTP's patents (the "NTP matter").

On May 23, 2003, the Court ruled on the issues of enhanced compensatory damages, plaintiff's attorney fees and certain other matters.

During the first quarter of fiscal 2004, the Company recorded an expense of $7.5 million to provide for additional estimated enhanced compensatory damages and estimated prejudgment interest for the period March 2, 2003 to May 31, 2003. The $6.9 million attributable to enhanced compensatory damages was classified as Restricted cash on the Company's consolidated balance sheets as at May 31, 2003.

On August 5, 2003, the United States District Court for the Eastern District of Virginia (the "Court") ruled on NTP's request for an injunction with respect to RIM continuing to sell the BlackBerry solution (handhelds, software and service) in the United States as well as entered judgment with respect to several previously announced monetary awards issued in favor of NTP. The Court granted NTP the injunction requested; however, the Court then immediately granted RIM's request to stay the injunction sought by NTP pending the completion of RIM's appeal to the Court of Appeals for the Federal Circuit (the "Court of Appeals"). In its Final Order dated August 5, 2003, the Court awarded monetary damages of $53.7 million (the "Final Order") as of May 31, 2003, comprising the following:

• Enhanced compensatory damages	$ 47.5 million
• Plaintiff attorney fees	$ 4.2 million
• Prejudgment interest	$ 2.0 million
• Total	$ 53.7 million

The Company had previously recorded provisions for all of the above components of the Final Order in fiscal 2003 and the first quarter of fiscal 2004. The Company filed its Notice to Appeal on August 29, 2003.

During the second quarter of fiscal 2004, the Company recorded an expense of $5.7 million to provide for enhanced compensatory damages for the period June 1, 2003 to August 30, 2003, postjudgment interest for the period August 6, 2003 to August 30, 2003 and other net adjustments.

On November 26, 2003, the Company filed its opening appeal brief with the Court of Appeals.

During the third quarter of fiscal 2004, the Company recorded an expense of $9.2 million to provide for additional estimated enhanced compensatory damages and estimated postjudgment interest, for the three months ended November 29, 2003.

NTP filed its Responding Brief on January 5, 2004. The Company filed its Reply Brief on February 3, 2004.

During the fourth quarter of fiscal 2004, the Company recorded an expense of $12.9 million to provide for additional estimated enhanced compensatory damages and estimated postjudgment interest, for the three months ended February 28, 2004.

For the year ended February 28, 2004, the Company has recorded a total provision of $35.2 million with respect to the NTP matter, representing enhanced compensatory damages, postjudgment interest for the period August 6, 2003 to February 28, 2004 and other net adjustments. The Company has restricted cash of $36.3 million in connection with the NTP matter as at February 28, 2004.

As at the end of the Company's current fiscal year, the likelihood of any further loss and the ultimate amount of loss, if any, were not reasonably determinable. Consequently, no additional amounts, from those described above, have been provided for as NTP litigation expenses as at February 28, 2004. The actual resolution of the NTP matter may materially differ from the estimates as at February 28, 2004 as a result of future appellate court rulings at the conclusion of the appeals process, therefore potentially causing future quarterly or annual financial reporting to be materially affected, either adversely or favorably.

During fiscal 2003 the Company recorded quarterly charges in the second, third and fourth quarters with respect to the NTP matter totalling $58.2 million to fully provide for enhanced compensatory damages, current and estimated future costs with respect to ongoing legal and professional fees, plaintiff's attorney fees and prejudgment interest.

While the jury verdict, rulings, damages and other awards in the NTP matter remain subject to RIM's appeal, such appeal may not ultimately be successful. If the appeal is unsuccessful, the jury verdict in the NTP matter, as amended by the District Court, requiring RIM to pay a royalty in respect of all infringing revenues will have a

Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

material adverse effect on RIM's future results of operations and financial condition. In addition, if RIM is not able to overturn on the appeal the injunction, it may be unable to continue to provide BlackBerry service in the United States and to continue to use, sell or manufacture its wireless handhelds and software in, or to import them into, the United States, which is the largest market for RIM's products and services, unless RIM is able to negotiate a license with NTP at that time, which may not be available to RIM at a reasonable cost or at all.

Investment Income

Investment income decreased to $10.6 million in fiscal 2004 from $11.4 million in fiscal 2003. The decrease primarily reflects a reduction in the average interest rate yield on the investment portfolio during fiscal 2004 compared to fiscal 2003. Investment income increased for the period January 21, 2004 to February 28, 2004 as a result of the Company's equity offering of 12.1 million shares, which raised net proceeds of $905.2 million that were invested for that period.

The Company expects its investment income to increase in fiscal 2005 compared to fiscal 2004 as a result of the inclusion of the $905.2 million in the Company's fiscal 2005 investment portfolio for the entire 2005 fiscal year.

Income Taxes

The Company recorded a current tax recovery of $4.2 million or $0.05 per share diluted in the fourth quarter of fiscal 2004 to reflect the resolution of certain tax uncertainties previously provided for.

The Company recorded nil deferred income tax expense in fiscal 2004 as the Company's income tax expense with respect to pre-tax income earned was offset by the utilization of previously unrecognized deferred tax assets. The Company maintained its previous determination that we still did not meet the "more likely than not" standard under U.S. and Canadian GAAP with respect to the realization of its deferred income tax asset balance and that a full valuation allowance is required as at February 28, 2004.

For fiscal 2003, during the third quarter, the Company determined that it was no longer able to satisfy the "more likely than not" standard with respect to the realization of its deferred income tax asset balance. Consequently, the Company recorded an increase in its valuation allowance at the time, resulting then in a net provision for deferred income tax of $37.9 million. These net deferred tax assets have a substantially unlimited life and remain available for use against taxes on future profits. The Company will continue to evaluate and examine the valuation allowance on a regular basis and as uncertainties are resolved, the valuation allowance may be adjusted accordingly. See also Note 9 to the Consolidated Financial Statements.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

Net Income (Loss)

Net income was $51.8 million, or $0.65 per share basic and $0.62 per share diluted, in fiscal 2004 versus a net loss of $148.9 million, or $1.92 per share basic and diluted, in the prior year. See "Executive Summary" for an analysis and reconciliation of the fiscal 2004 increase in net income and earnings per share.

Liquidity and Capital Resources

Summary of Cash Flows

The following table summarizes the Company's cash flows for the periods indicated:

	Fiscal 2004	Fiscal 2003
Net income (loss)	$ 51,829	$(148,857)
Amortization	54,529	31,147
Deferred income taxes	–	29,244
Working capital and other	(42,523)	91,256
Cash flows from operating activities	63,835	2,790
Cash flows from financing activities	948,881	(23,961)
Cash flows from investing activities	(196,832)	21,396
Other	(146)	(20)
Net increase in cash and cash equivalents	$ 815,738	$ 205

Operating Activities

For fiscal 2004, cash flow generated from operating activities was $63.8 million compared to $2.8 million in fiscal 2003. Net income plus amortization was $106.4 million for the current year. The majority of cash applied to cash working capital for the current fiscal year resulted from increases in trade receivables of $54.4 million (generally consistent with the Company's revenue growth), other receivables of $7.6 million and inventory of $11.6 million. These increases were partially offset by an increase in accounts payable of $17.0 million and accrued liabilities of $16.1 million. The increase in accrued litigation of $33.7 million is more than offset by the increase in restricted cash of $36.3 million, which relates to the Company's funding requirement to deposit funds into an escrow account with respect to the NTP matter. See "NTP Litigation Funding".

Financing Activities

During fiscal 2004, cash flow generated from financing activities was $948.9 million including $905.2 million in net proceeds from the Company's public offering of 12.1 million shares at $78.25 per share, and $49.8 million of proceeds upon the issuance of share capital related to the exercise of stock options. The Company repaid $6.1 million of debt in fiscal 2004. This compares to $24.0 million used in financing activities in the prior fiscal year, which was primarily for the buyback of 1.9 million common shares pursuant to the Company's Common Share Purchase Program.

Investing Activities

For the current fiscal year, cash flow used for investing activities equalled $196.8 million, which included the acquisition of investments, net of proceeds on disposition, of $143.2 million, and the acquisitions of capital assets and intangible assets of $21.8 million and $32.3 million, respectively. For the prior fiscal year, cash flow generated by investing activities was $21.4 million. Uses included the acquisition of investments of $190.0 million, acquisitions of capital assets and intangible assets of $39.7 million and $31.0 million, respectively, and acquisitions of subsidiaries of $22.0 million. There were net proceeds from the sale of investments of $304.1 million.

Cash and cash equivalents, short-term investments and investments increased by $959.6 million to $1,490.3 million as at February 28, 2004 from $530.7 million as at March 1, 2003.

Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

A comparative summary of cash and cash equivalents, short-term investments and investments is set out below.

As At	February 28, 2004	March 1, 2003	Change 2004/2003
Cash and cash equivalents	$ 1,156,419	$ 340,681	$ 815,738
Short-term investments	–	–	–
Investments	333,886	190,030	143,856
Cash, cash equivalents, short-term investments and investments	$ 1,490,305	$ 530,711	$ 959,594

The majority of the Company's cash and cash equivalents and investments are denominated in U.S. dollars as at February 28, 2004.

NTP Litigation Funding

See also "Results of Operations – Litigation" and note 16 to the Consolidated Financial Statements.

Commencing in the first quarter of fiscal 2004 and on a quarterly basis thereafter, the Company is required to deposit the current period's enhanced compensatory damages amount (the "quarterly deposit") into a bank escrow account, 30 days subsequent to the end of the quarter. The quarterly deposit is currently calculated as 8.55% of infringing revenues, plus postjudgment interest. These quarterly deposits will be set aside in escrow until the appeals process is complete. The quarterly deposit fundings for the first three quarters, and the $12.9 million obligation for the fourth quarter of fiscal 2004, are reflected as Restricted cash on the Company's consolidated balance sheet as at February 28, 2004.

The Company has obtained a $70 million Letter of Credit Facility (the "Facility") for operating requirements. Approximately $48 million of the Facility has been utilized in order to satisfy a portion the Company's liability and funding obligation with respect to the NTP matter, as described in note 16 to the Consolidated Financial Statements. During the third quarter of fiscal 2004 and pending the completion of the appeals process, the Company posted, with the approval of the Court, a $48 million Standby Letter of Credit ("LC") to guarantee the monetary damages of the Court's final order. The LC amount of $48 million excludes the fiscal 2004 quarterly deposit obligations into the escrow bank account. The Company has pledged specific investments as security for the Facility.

The Company's fiscal 2004 quarterly deposit obligations total $36.3 million and are classified as Restricted cash on the Company's consolidated balance sheets as at February 28, 2004.

Aggregate Contractual Obligations

The following table sets out aggregate information about the Company's contractual obligations and the periods in which payments are due as at February 28, 2004:

	Total	Less than One Year	One to Three Years	Four to Five Years	More than Five Years
Long-term debt	$ **6,433**	$ 193	$ 667	$ 5,573	$ –
Operating lease obligations	**8,008**	2,165	4,840	1,003	–
Purchase obligations and commitments	**168,449**	168,449	–	–	–
Total	$ **182,890**	$ 170,807	$ 5,507	$ 6,576	$ –

Purchase obligations and commitments of $168.4 million represent primarily purchase orders or contracts for the purchase of raw materials and other goods and services. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. Timing of payment and actual amounts paid may be different depending upon the time of receipt of goods and services or changes to agreed-upon amounts for some obligations.

Commentary on Material Differences in the Company's Fiscal 2004 Financial Statements under U.S. GAAP compared to Canadian GAAP

The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP on a basis consistent for all periods presented. The Company has also prepared consolidated financial statements in accordance with Canadian GAAP on a basis consistent for all periods presented.

There are no material differences to reported values contained in the Company's consolidated balance sheets under U.S. GAAP and Canadian GAAP.

A summary of the differences to reported values contained in the Company's consolidated statements of operations under U.S. GAAP and Canadian GAAP is set out in the table below.

Differences to reported values contained in the Company's consolidated statements of cash flows under U.S. GAAP and Canadian GAAP result from the differences discussed above.

	Fiscal Year Ended February 28, 2004	Fiscal Year Ended March 1, 2003
Net income (loss) under U.S. GAAP	$ **51,829**	$(148,857)
Adjustments - Canadian GAAP		
Start-up costs (a)	**(1,392)**	(452)
Future income taxes (a)	**–**	646
Stock-based compensation costs (b)	**(2,890)**	–
Net income (loss) under Canadian GAAP	$ **47,547**	$(148,663)

Notes:

a) U.S. GAAP, Statement of Position 98-5, *Reporting on the Cost of Start-up Activities*, prescribes that start-up costs should be expensed as incurred. Canadian GAAP allows for the capitalization of start up costs, namely the costs incurred during the start-up of the Company's European operations. The tax affect of this adjustment is also reflected above. As of August 30, 2003, the Company has expensed all start-up costs previously incurred, as the Company determined that there is no remaining value to these costs as a result of changes in the underlying operations.

b) Previously, under Canadian GAAP, for any stock option with an exercise price that was less than the market price on the date of grant, the difference between the exercise price and the market price on the date of grant was required to be recorded as compensation expense (the intrinsic value based method). As the Company grants stock options at the fair market value of the shares on the day preceding the date of the grant of the options, no compensation expense was recognized. In November 2003, Canadian Institute of Chartered Accountants ("CICA") 3870 was amended to provide transitional provisions which allow for the adoption of fair value based accounting recording of stock options. The Company has elected the prospective method of adoption for Canadian GAAP purposes effective for the year ended February 28, 2004. In accordance with CICA 3870, the Company has recorded stock-based compensation expense for all grants issued and subsequently cancelled during the current year. In addition, proforma stock-based compensation expense was calculated on grants issued since March 2, 2003.

Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

Market Risk of Financial Instruments

The Company is engaged in operating and financing activities that generate risk in three primary areas:

Foreign Exchange

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the U.S. dollar. The majority of the Company's revenues in fiscal 2004 are transacted in U.S. dollars, Canadian dollars, Euros and British pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and all manufacturing overhead, are incurred primarily in Canadian dollars. At February 28, 2004, approximately 2% of cash and cash equivalents, 26% of trade receivables and 18% of accounts payable and accrued liabilities are denominated in foreign currencies (March 1, 2003 - 14%, 13%, and 8%, respectively). These foreign currencies include the Canadian dollar, British pound, Euro, Australian dollar, Hong Kong dollar, and Japanese yen.

To mitigate a portion of this risk, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments. The Company does not purchase or hold any derivative instruments for speculative purposes.

To hedge exposures relating to foreign currency anticipated transactions, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars, to sell Euro and purchase U.S. dollars, and to sell British pounds and purchase U.S. dollars. These contracts have been designated as cash flow hedges, with the resulting changes in fair value recorded as other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transactions affect earnings. These cash flow hedges were fully effective at February 28, 2004. As at February 28, 2004, the unrealized gain on these forward contracts was approximately $5,468 (March 1, 2003 - $3,439). These amounts were included in Other current assets and Other comprehensive income.

To hedge exposure relating to foreign currency denominated long-term debt, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged liability. As at February 28, 2004, a loss of $69 was recorded in respect of this amount (March 1, 2003 - gain of $419). This amount was included with Selling, marketing and administration.

Interest Rate

Cash, cash equivalents and investments are invested in certain instruments of varying short-term maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

Credit and Customer Concentration

RIM has historically been dependent on a small but increasing number of significant customers and on large complex contracts with respect to sales of the majority of its products. The Company expects this trend to continue as it sells an increasing number of its products and service relay access through network carriers and resellers rather than directly. The Company is undergoing significant sales growth in North America and internationally, resulting in the growth in its carrier customer base in terms of numbers, sales and trade receivables volumes and in some instances new or significantly increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The Company also places insurance coverage for a portion of its foreign trade receivables. The allowance as at February 28, 2004 is $ 2.4 million (March 1, 2003 - $2.3 million).

While the Company sells to a variety of customers, two customers comprised 24% and 10% of trade receivables as at February 28, 2004 (March 1, 2003 - three customers comprised 17%, 16% and 14%). Additionally, two customers comprised 15% and 13% of the Company's sales (fiscal 2003 - one customer comprised 12%).

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and by continuously monitoring their creditworthiness. As at February 28, 2004, the maximum exposure to a single counter-party was 43% of outstanding derivative instruments (March 1, 2003 - 37%).

The Company is exposed to market and credit risk on its investment portfolio. The Company limits this risk by investing only in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at February 28, 2004, no single issuer represented more than 4% of the total cash, cash equivalents and investments (March 1, 2003 - no single issuer represented more than 5% of the total cash, cash equivalents and short-term investments).

Impact of Accounting Pronouncements Not Yet Implemented

In December 2003, the FASB amended Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities* ("FIN 46R"). FIN 46R requires that a variable interest entity ("VIE") be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's residual returns. For the Company, the requirements of FIN 46R apply to VIE's created after January 31, 2003. For those VIE's created before January 31, 2003, the requirements of FIN 46R apply as at February 29, 2004. The adoption of FIN 46R did not have an impact to the Company's financial statements as at and for the year ended February 28, 2004.

Outlook and Strategy

RIM's strategy is to continue to leverage the technology and infrastructure investments made over the past several years to drive BlackBerry subscriber growth and financial performance. RIM plans to extend its technical and market lead by continuing to invest in core research and development to enhance the BlackBerry product portfolio, by fostering new international business relationships, by licensing the BlackBerry platform to key handset vendors and by strengthening our infrastructure to support global subscriber growth.

RIM will continue to pursue growth opportunities with global carriers to further expand BlackBerry's global footprint and to extend our enterprise market leadership into the prosumer market. Through the BlackBerry Connect program, RIM plans to increase the addressable market for BlackBerry through the strategic licensing of the BlackBerry platform.

RIM anticipates strong revenue and net earnings growth for the balance of fiscal 2005 compared to fiscal 2004 and is targeting substantial increases in the BlackBerry subscriber base. RIM intends to realize this growth while continuing to manage its financial resources prudently and fostering a culture of innovation and achievement for its employees.

Management's Responsibility for Financial Reporting

To the Shareholders of Research In Motion Limited

Management of Research In Motion Limited is responsible for the preparation and presentation of the consolidated financial statements and all of the financial information in this Annual Report. The consolidated financial statements were prepared in accordance with United States generally accepted accounting principles and include certain amounts based upon estimates and judgements required for such preparation. The financial information appearing throughout this Annual Report is consistent with the consolidated financial statements. The consolidated financial statements have been reviewed by the Audit Committee and approved by the Board of Directors of Research In Motion Limited.

In fulfilling its responsibility for the reliability and integrity of financial information, management has developed and maintains systems of accounting and internal controls and budgeting procedures. Management believes these systems and controls provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and financial records are reliable for the preparation of accurate and timely consolidated financial statements.

The Company's Audit Committee of the Board of Directors, which consists entirely of non-management independent directors, usually meets two times per fiscal quarter with management and the independent auditor to ensure that each is discharging its respective responsibilities, to review the consolidated financial statements and either the quarterly review engagement report or the independent auditors' report and to discuss significant financial reporting issues and auditing matters. The Company's external auditor has full and unrestricted access to the Audit Committee to discuss audit findings, financial reporting and other related matters. The Audit Committee reports its findings to the Board of Directors for consideration when the Board approves the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements for fiscal 2004 have been audited by Ernst & Young LLP, the independent auditor appointed by the shareholders, in accordance with United States generally accepted auditing standards. The consolidated financial statements for fiscal 2003 and fiscal 2002 have been audited by Ernst & Young LLP and Zeifman and Company LLP, the independent auditors appointed by the shareholders, in accordance with United States generally accepted auditing standards.

Mike Lazaridis
President & Co-CEO

Dennis Kavelman
Chief Financial Officer

Waterloo, Ontario

Independent Auditors' Report

To the Shareholders of Research In Motion Limited

We have audited the consolidated balance sheet of Research In Motion Limited as at February 28, 2004 and the consolidated statement of operations, shareholders' equity and cash flows the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2004 and the results of its operations and its cash flows the year then ended in conformity with United States generally accepted accounting principles.

On March 31, 2004, we reported separately to the shareholders of the Company on the consolidated financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.

Toronto, Canada,
March 31, 2004.

Ernst & Young LLP
Chartered Accountants

Independent Auditors' Report

To the Shareholders of Research In Motion Limited

We have audited the consolidated balance sheet of Research In Motion Limited as at March 1, 2003 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended March 1, 2003 and March 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 1, 2003 and the results of its operations and its cash flows for the years ended March 1, 2003 and March 2, 2002 in conformity with United States generally accepted accounting principles.

On March 28, 2003 we reported separately to the shareholders of the Company on the consolidated financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.

Toronto, Canada,
March 28, 2003.

Zeifman & Company, LLP
Ernst & Young LLP
Chartered Accountants

Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

consolidated balance sheets

As at	February 28, 2004	March 1, 2003
	US GAAP (note 1)	
Assets		
Current		
Cash and cash equivalents (note 4)	**$ 1,156,419**	$ 340,681
Trade receivables	**95,213**	40,803
Other receivables	**12,149**	4,538
Inventory (note 5)	**42,836**	31,275
Restricted cash (note 16)	**36,261**	–
Other current assets (note 21)	**12,527**	11,079
	1,355,405	428,376
Investments (note 4)	**333,886**	190,030
Capital assets (note 6)	**147,709**	161,183
Intangible assets (note 7)	**64,269**	51,479
Goodwill	**30,109**	30,588
	$ 1,931,378	$ 861,656
Liabilities		
Current		
Accounts payable	**$ 35,570**	$ 18,594
Accrued liabilities (note 20 (b))	**70,538**	54,415
Accrued litigation and related expenses (note 16)	**84,392**	50,702
Income taxes payable (note 9)	**1,684**	4,909
Deferred revenue	**16,498**	14,336
Current portion of long-term debt (note 10)	**193**	6,143
	208,875	149,099
Long-term debt (note 10)	**6,240**	5,776
	215,115	154,875
Shareholders' Equity		
Capital stock		
Authorized - unlimited number of non-voting, cumulative, redeemable, retractable preferred shares; unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares		
Issued - 92,415,066 common shares (March 1, 2003 - 77,172,597) (note 11)	**1,829,388**	874,377
Accumulated deficit	**(119,206)**	(171,035)
Accumulated other comprehensive income (note 19)	**6,081**	3,439
	1,716,263	706,781
	$ 1,931,378	$ 861,656

Commitments and contingencies (notes 10, 12, 14, 16 and 21)
See notes to the consolidated financial statements.

On behalf of the Board

Jim Balsillie
Director

Mike Lazaridis
Director

consolidated statement of shareholders' equity

	Common Shares	Common Share Purchase Warrants	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (loss)	Total
			US GAAP (note 1)		
Balance February 28, 2001	$ 890,644	$ 370	$ 10,562	$ –	$ 901,576
Comprehensive income (loss):					
Net loss	–	–	(28,321)	–	(28,321)
Net change in derivative fair value during the year	–	–	–	(2,803)	(2,803)
Amounts classified to earnings during the year	–	–	–	1,325	1,325
Shares issued:					
Exercise of stock options	1,491	–	–	–	1,491
Common shares issued on acquisition of subsidiary	6,325	–	–	–	6,325
Common shares repurchased pursuant to Common Share Purchase Program	(4,080)	–	(1,445)	–	(5,525)
Balance March 2, 2002	$ 894,380	$ 370	$ (19,204)	$ (1,478)	$ 874,068
Comprehensive income (loss):					
Net loss	–	–	(148,857)	–	(148,857)
Net change in derivative fair value during the year	–	–	–	5,958	5,958
Amounts classified to earnings during the year	–	–	–	(1,041)	(1,041)
Shares Issued:					
Exercise of stock options	1,155	–	–	–	1,155
Common shares repurchased pursuant to Common Share Purchase Program	(21,528)	–	(2,974)	–	(24,502)
Balance March 1, 2003	$ 874,007	$ 370	$ (171,035)	$ 3,439	$ 706,781
Comprehensive income (loss):					
Net Income	–	–	**51,829**	–	**51,829**
Net change in unrealized gains on investments available for sale				**613**	**613**
Net change in derivative fair value during the year	–	–	–	**11,941**	**11,941**
Amounts classified to earnings during the year	–	–	–	**(9,912)**	**(9,912)**
Shares Issued:					
Exercise of stock options	**49,771**	–	–	–	**49,771**
Issue of common shares	**944,869**	–	–	–	**944,869**
Share issue costs	**(39,629)**	–	–	–	**(39,629)**
Exercise of warrants	**370**	**(370)**	–	–	–
Balance February 28, 2004	**$ 1,829,388**	**$ –**	**$ (119,206)**	**$ 6,081**	**$ 1,716,263**

See notes to the consolidated financial statements.

Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

consolidated statements of operations

For the year ended	February 28, 2004	March 1, 2003	March 2, 2002
		US GAAP (note 1)	
Revenue	$ 594,616	$ 306,732	$ 294,053
Cost of sales	323,365	187,289	209,525
Gross margin	271,251	119,443	84,528
Expenses			
Research and development, net of government funding (note 14)	62,638	55,916	37,446
Selling, marketing and administration (note 20)	108,492	104,978	93,766
Amortization	27,911	22,324	11,803
Restructuring charges (note 15)	–	6,550	–
Litigation (note 16)	35,187	58,210	–
	234,228	247,978	143,015
Earnings (loss) from operations	37,023	(128,535)	(58,487)
Investment income	10,606	11,430	25,738
Writedown of investments (note 17)	–	–	(5,350)
Income (loss) before income taxes	47,629	(117,105)	(38,099)
Provision for (recovery of) income taxes (note 9)			
Current	(4,200)	3,513	7,058
Deferred	–	28,239	(16,836)
	(4,200)	31,752	(9,778)
Net income (loss)	$ 51,829	$ (148,857)	$ (28,321)
Earnings (loss) per share (note 18)			
Basic	$ 0.65	$ (1.92)	$ (0.36)
Diluted	$ 0.62	$ (1.92)	$ (0.36)

See notes to the consolidated financial statements.

consolidated statement of cash flows

For the year ended	February 28, 2004	March 1, 2003	March 2, 2002
		US GAAP (note 1)	
Cash flows from operating activities			
Net income (loss)	$ 51,829	$ (148,857)	$ (28,321)
Items not requiring an outlay of cash:			
Amortization	54,529	31,147	17,497
Deferred income taxes	–	29,244	(16,836)
Loss on disposal of capital assets	223	502	–
Loss (gain) on foreign currency translation of long-term debt	859	(339)	4
Write-down of investments	–	–	5,350
Net changes in working capital items:			
Trade receivables	(54,410)	1,958	7,607
Other receivables	(7,611)	1,473	7,918
Inventory	(11,561)	6,202	30,567
Other current assets	512	(525)	(3,467)
Accounts payable	16,976	7,059	1,834
Accrued liabilities	16,123	17,555	(2,333)
Accrued litigation and related expenses	33,690	50,702	–
Increase in restricted cash	(36,261)	–	–
Income taxes payable	(3,225)	2,106	(1,018)
Deferred revenue	2,162	4,563	(1,097)
	63,835	2,790	17,705
Cash flows from financing activities			
Issuance of share capital and warrants	994,640	1,155	1,491
Financing costs	(39,629)	–	–
Buyback of common shares pursuant to Common Share Purchase Program (note 11(a))	–	(24,502)	(5,525)
Repayment of debt	(6,130)	(614)	(303)
	948,881	(23,961)	(4,337)
Cash flows from investing activities			
Acquisition of investments	(186,989)	(190,030)	–
Proceeds on sale or maturity of investments	43,746	–	–
Acquisition of capital assets	(21,815)	(39,670)	(73,917)
Acquisition of intangible assets	(32,252)	(30,997)	(7,106)
Acquisition of subsidiaries (note 8)	478	(21,990)	(9,709)
Acquisition of short-term investments	(24,071)	(41,900)	(925,885)
Proceeds on sale and maturity of short-term investments	24,071	345,983	834,907
	(196,832)	21,396	(181,710)
Foreign exchange effect on cash and cash equivalents	(146)	(20)	(4)
Net increase (decrease) in cash and cash equivalents for the year	815,738	205	(168,346)
Cash and cash equivalents, beginning of year	340,681	340,476	508,822
Cash and cash equivalents, end of year	$ 1,156,419	$ 340,681	$ 340,476

See notes to the consolidated financial statements.

notes to the consolidated financial statements

Nature of Business

Research In Motion Limited (the "Company" or "RIM") is a designer, manufacturer and marketer of wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, the Company provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. The Company's technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. The Company was incorporated on March 7, 1984 under the Ontario Business Corporations Act. The Company's shares are traded on The Toronto Stock Exchange under the symbol RIM and on the Nasdaq National Market under the symbol RIMM.

1. Summary of Significant Accounting Policies

(a) General
These consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles ("U.S. GAAP") on a basis consistent for all periods presented.

Historically, the primary consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP with an annual reconciliation of the Company's financial position and results of operations as calculated using U.S. GAAP. In order to provide information on a more comparable basis with a majority of the industry, effective March 2, 2003 the Company initiated reporting its financial position, results of operations and cash flows under U.S. GAAP in its consolidated financial statements.

The significant accounting policies used in these U.S. GAAP consolidated financial statements are as follows:

(b) Basis of consolidation
The consolidated financial statements include the accounts of all subsidiaries with intercompany transactions and balances eliminated. All of the Company's subsidiaries are wholly-owned and are considered to be fully integrated operations.

(c) Use of estimates
The preparation of the Company's consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the determination of reserves for various litigation claims, allowance for doubtful accounts, provision for excess and obsolete inventory, fair values of assets acquired and liabilities assumed in business combinations, amortization expense, implied fair value of goodwill, realization of deferred tax assets and the related components of the valuation allowance, provision for warranty, and the fair values of financial instruments. Actual results could differ from these estimates.

(d) Foreign currency translation
The U.S. dollar is the functional and reporting currency of the Company. Foreign currency denominated assets and liabilities of the Company and all of its subsidiaries are translated into U.S. dollars using the temporal method. Accordingly, monetary assets and liabilities are translated using the exchange rates in effect at the balance sheet date, non-monetary assets and liabilities at historical exchange rates, and revenues and expenses at the rates of exchange prevailing when the transactions occurred. Resulting exchange gains and losses are included in income.

(e) Cash and cash equivalents
Cash and cash equivalents consist of balances with banks and liquid short-term investments with maturities of three months or less at the date of acquisition and are carried on the balance sheet at fair value.

(f) Short-term investments
Short-term investments consist of liquid investments with maturities of between three months and one year at the date of acquisition. Such short-term investments are available for sale investments and are carried on the balance sheet at fair value.

(g) Trade receivables
Trade receivables are presented net of allowance for doubtful accounts. The allowance was $2,379 at February 28, 2004 (March 1, 2003 - $2,331). Bad debt expense (recovery) was $(548) for the year ended February 28, 2004 (March 1, 2003 - $696; March 2, 2002 - $6,236).

The allowance for doubtful accounts reflects estimates of probable losses in trade receivables. The allowance is determined based on specifically identified accounts, historical experience and all other current information.

(h) Investments
All investments with maturities in excess of one year are classified as long-term investments. In the event of a decline in value which is other than temporary, the investments are written down to estimated realizable value.

Investments designated as held-to-maturity investments are carried at cost. The Company does not exercise significant influence with respect to any of these investments.

Investments designated as available-for-sale investments are carried at fair value. Unrealized gains or losses are included in other comprehensive income.

(i) Derivative financial instruments
The Company utilizes forward foreign exchange rate contracts and foreign exchange rate swaps to reduce exposure to fluctuations in foreign currency exchange rates. The Company does not purchase or hold derivative financial instruments for speculative purposes.

The Company formally documents relationships between hedging instruments and associated hedged items. This documentation includes: identification of the specific foreign currency asset, liability or forecasted transaction being hedged; the nature of the risk being hedged; the hedge objective; and the method of assessing hedge effectiveness. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in foreign currency denominated assets, liabilities and anticipated cash flows of hedged items.

Statement of Financial Accounting Standards ("SFAS") 133, *Accounting for Derivative Instruments*, as amended by SFAS 137, 138 and 149, requires all derivative instruments to be recognized at fair value on the consolidated balance sheet, and outlines the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. For instruments designated as fair value hedges, changes in fair value are recognized in current earnings, and will generally be offset by changes in the fair value of the associated hedged transaction. For instruments designated as cash flow hedges, the effective portion of changes in fair value are recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transaction affect earnings. When an anticipated transaction is no longer likely to occur, the corresponding derivative instrument is de-designated as a hedge, and changes in the fair value of the instrument are recognized in net income.

(j) Inventories

Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labor applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

(k) Long-lived assets

The Company reviews long-lived assets such as property, plant and equipment, and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value and carrying value of the asset.

(l) Capital assets

Capital assets are stated at cost less accumulated amortization. Amortization is provided using the following rates and methods:

Buildings and leaseholds	Straight-line over terms between 5 and 40 years
Information technology	Straight-line over 5 years
Furniture, fixtures, tooling, and equipment	20% per annum declining balance

(m) Intangible assets

Intangible assets are stated at cost less accumulated amortization. Intangible assets are amortized as follows:

Acquired technology	Straight-line over 2 to 5 years
Licenses	Lesser of 5 years or on a per unit basis based upon the anticipated number of units sold during the terms of the license agreements
Patents	Straight-line over 17 years

(n) Goodwill

Effective March 3, 2002, the Company adopted the new recommendations in accordance with SFAS 142 with regards to goodwill and intangible assets and accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment. The Company performed the required annual impairment tests of goodwill as at February 28, 2004 and March 1, 2003 and concluded that the existing goodwill was not impaired. The Company did not have any goodwill prior to the adoption of the new recommendation, therefore, there was no impact to prior year's earnings upon its adoption.

Goodwill represents the excess of the purchase price of business acquisitions over the fair value of identifiable net assets acquired in such acquisitions. Goodwill is allocated as at the date of the business combination. Goodwill is not amortized, but is tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset might be impaired.

The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit including goodwill is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired, and the second step is considered unnecessary.

In the event that the fair value of the reporting unit, including goodwill, is less than the carrying value, the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of operations and retained earnings.

The Company has one reporting unit, which is the consolidated Company.

(o) Income taxes

The liability method of tax allocation is used to account for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company continues to assess, on an on-going basis, the degree of certainty regarding the realization of deferred tax assets, and whether a valuation allowance is required.

(p) Revenue recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are the specific revenue recognition policies for each major category of revenue.

Handheld and other hardware products

Revenue from the sale of hardware, original equipment manufacturer products ("OEM") and accessories are recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for warranties, royalties and estimated product returns. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, *Software Revenue Recognition* ("SOP 97-2").

Service

Revenue is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prepayment is recorded as deferred revenue.

Software

Revenue from licensed software is recognized at the inception of the license term and in accordance with SOP 97-2. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided. Technical support contracts extending beyond the current period are recorded as deferred revenue.

Non-recurring engineering contracts

Revenue is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

Shipping and handling costs

Where they can be reasonably attributed to certain revenue, shipping and handling costs are included in *Cost of sales*, otherwise they are included in *Selling, Marketing and Administration*.

(q) Research and development

The Company is engaged at all times in research and development work. Research and development costs, other than capital asset acquisitions, are charged as an operating expense of the Company as incurred.

(r) Government assistance

Government assistance towards research and development expenditures is received as grants from Technology Partnerships Canada and in the form of investment tax credits on account of eligible scientific research and experimental development

Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

expenditures. Investment tax credits are recorded when there is reasonable assurance that the Company will realize the investment tax credits. Assistance related to the acquisition of capital assets used for research and development is credited against the cost of the related capital assets and all other assistance is credited against related expenses, as incurred.

(s) Statements of comprehensive income (loss)
U.S. GAAP, SFAS 130, *Reporting Comprehensive Income*, establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The reportable items of comprehensive income are cash flow hedges as described in note 21, and changes in the fair value of investments available for sale as described in note 4.

(t) Earnings (loss) per share
Income (loss) per share is calculated based on the weighted average number of shares outstanding during the year. The treasury stock method is used for the calculation of the dilutive effect of stock options and common share purchase warrants.

(u) Stock-based compensation plan
The Company has a stock-based compensation plan, which is described in note 11(b). The options are granted with an exercise price equal to the fair market value of the shares on the day of grant of the options. No compensation expense is recognized when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

Compensation expense is recognized when stock options are issued with an exercise price that is less than the market price on the date of grant. The difference between the exercise price and the market price on the date of grant is recorded as compensation expense ("intrinsic value method"). The exercise price of options granted by the Company is the market value of the underlying stock at the date of grant; consequently, no compensation expense is recognized. This method is consistent with U.S. GAAP, APB Opinion 25, *Accounting for Stock Issued to Employees.*

SFAS 123, *Accounting for Stock-Based Compensation*, requires proforma disclosures of net income (loss) and earnings (loss) per share, as if the fair value method, as opposed to the intrinsic value method of accounting for employee stock options, had been applied. The disclosures in the following table present the Company's net income (loss) and earnings (loss) per share on a proforma basis using the fair value method as determined using the Black-Scholes option pricing model:

For the year ended	**February 28, 2004**	March 1, 2003	March 2, 2002
Net income (loss) - as reported	$ **51,829**	$ (148,857)	$ (28,321)
Stock-based compensation costs for the year	**20,033**	20,296	19,773
Net income (loss) - proforma	$ **31,796**	$ (169,153)	$ (48,094)
Proforma earnings (loss) per common share:			
Basic	$ **0.40**	$ (2.18)	$ (0.61)
Diluted	$ **0.39**	$ (2.18)	$ (0.61)
Weighted average number of shares *(000's)*:			
Basic	**79,650**	77,636	78,467
Diluted	**81,934**	77,636	78,467

The weighted average fair value of options granted during the year was calculated using the Black-Scholes option-pricing model with the following assumptions:

For the year ended	**February 28, 2004**	March 1, 2003	March 2, 2002
Number of options granted *(000's)*	**1,574**	956	2,978
Weighted average Black-Scholes value of each option	**$ 16.57**	$ 8.58	$ 12.00
Assumptions:			
Risk free interest rate	**3.0%**	4.5%	4.0%
Expected life in years	**4.0**	3.5	3.5
Expected dividend yield	**0%**	0%	0%
Volatility	**70%**	70%	75%

(v) Warranty

The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience and records the expense in *Cost of sales*. The warranty accrual balance is reviewed quarterly to assess whether it materially reflects the remaining obligation based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates.

(w) Advertising costs

The Company expenses all advertising costs as incurred. These costs are included in *Selling, marketing and administration*.

2. Adoption of Accounting Policies

(a) Stock-based compensation

In December 2002, the FASB issued SFAS 148, *Accounting for Stock-Based Compensation*. SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. There was no effect on the Company's results of operations and financial position for SFAS 148, as the Company has not yet adopted the fair value based method.

(b) Derivative instruments

In May 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. The statement clarifies and amends accounting for derivative instruments including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. The Company has determined that there was no effect upon the adoption of SFAS 149.

(c) Financial instruments

In May 2003, the FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristics of both Assets and Liabilities*. SFAS 150 addresses the accounting for mandatory redeemable shares, put options and forward purchase contracts of the Company's shares, and instruments that are liabilities under this Statement that can be settled for shares. This standard is effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective for the first interim period beginning after June 15, 2003. There was no effect on the Company's results of operations and financial position upon the adoption of SFAS 150.

Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

3. Recently Issued Pronouncements

In December 2003, the FASB amended Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities ("FIN 46R")*. FIN 46R requires that a variable interest entity ("VIE") be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's residual returns. For the Company, the requirements of FIN 46R apply to VIE's created after January 31, 2003. For those VIE's created before January 31, 2003, the requirements of FIN 46R apply as at February 29, 2004. The adoption of FIN 46R did not have an impact to the Company's financial statements as at and for the year ended February 28, 2004.

4. Cash, Cash Equivalents and Investments

(a) Cash and cash equivalents are recorded at fair value and comprise:

	February 28, 2004	March 1, 2003
Balances with banks	$ 2,644	$ 16,603
Money market investment funds	9,657	2,635
Certificates of deposit	255,199	111,664
Repurchase agreements	110,622	15,868
Government sponsored enterprise notes	–	9,999
Commercial paper and corporate notes	778,297	183,912
	$ 1,156,419	$ 340,681

Cash and cash equivalents carry weighted average yields of 1.0% as at February 28, 2004 (March 1, 2003 – 1.3%).

(b) Investments include securities that are held as available-for-sale and securities which the Company intends to hold to maturity.

As of February 28, 2004, the contractual maturities of debt securities were as follows (at carrying value):

	Years to Maturity			
	One to Five Years	Five to Ten Years	No Single Maturity Date	Total
Available-for-sale	$ 139,266	$ 25,164	$ 23,394	$ 187,824
Held-to-maturity	79,404	–	66,658	146,062
	$ 218,670	$ 25,164	$ 90,052	$ 333,886

Securities with no single maturity date reflect asset-backed securities.

Available-for-sale investments are carried at fair value and comprise:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
As at February 28, 2004				
Government sponsored enterprise notes	$ 80,086	$ 300	$ –	$ 80,386
Asset-backed securities	23,385	25	(16)	23,394
Corporate bonds	83,740	323	(19)	84,044
	$ 187,211	$ 648	$ (35)	$ 187,824
As at March 1, 2003	$ –	$ –	$ –	$ –

Held-to-maturity investments are carried at amortized cost and comprise:

	Amortized Cost	Unrecognized Holding Gains	Unrecognized Holding Losses	Fair Value
As at February 28, 2004				
Government sponsored enterprise notes	$ –	$ –	$ –	$ –
Asset-backed securities	66,658	1,325	–	67,983
Corporate bonds	79,404	4,074	–	83,478
	$ 146,062	$ 5,399	$ –	$ 151,461
As at March 1, 2003				
Government sponsored enterprise notes	$ 15,110	$ 83	$ –	$ 15,193
Asset-backed securities	69,002	770	(59)	69,713
Corporate bonds	105,918	3,365	–	109,283
	$ 190,030	$ 4,218	$ (59)	$ 194,189

During fiscal 2004, the Company sold held-to-maturity securities with a carrying value of $25,150 due to concerns with the credit quality of the issuer. The gross realized losses on these sales totaled $6. Held-to-maturity securities with a carrying value of $15,203 were called for early redemption by the issuer. The gross realized gains on these redemptions were $10.

Investments carry weighted average yields of 3.1% as at February 28, 2004 (March 1, 2003 – 3.8%)

5. Inventory

Inventory is comprised as follows:

	February 28,2004	March 1, 2003
Raw materials	$ 35,119	$ 34,446
Work in process	8,713	8,205
Finished goods	7,679	4,286
Provision for excess and obsolete inventory	(8,675)	(15,662)
	$ 42,836	$ 31,275

6. Capital Assets

Capital assets are comprised of:

	Cost	Accumulated amortization	Net book value
As at February 28, 2004			
Land	$ 8,850	$ –	$ 8,850
Buildings and leaseholds	67,148	10,047	57,101
Information technology	91,950	47,605	44,345
Furniture, fixtures, tooling and equipment	78,955	41,542	37,413
	$ 246,903	$ 99,194	$ 147,709

Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

	Cost	Accumulated amortization	Net book value
As at March 1, 2003			
Land	$ 8,850	$ –	$ 8,850
Buildings and leaseholds	66,254	6,671	59,583
Information technology	81,319	31,893	49,426
Furniture, fixtures, tooling and equipment	68,873	25,549	43,324
	$ 225,296	$ 64,113	$ 161,183

During fiscal 2004, the Company recorded an additional amortization expense of $1,318 with respect to certain capital assets no longer used by the Company; $618 of this is included in *Cost of sales*.

For the year ended February 28, 2004, amortization expense related to capital assets was $35,067 (March 1, 2003 - $27,997; March 2, 2002 - $16,753).

7. Intangible Assets

Intangible assets are comprised of:

	Cost	**Accumulated amortization**	**Net book value**
As at February 28, 2004			
Acquired technology	**$ 10,012**	**$ 3,746**	**$ 6,266**
Licenses	**52,216**	**15,299**	**36,917**
Patents	**25,156**	**4,070**	**21,086**
	$ 87,384	**$ 23,115**	**$ 64,269**

	Cost	Accumulated amortization	Net book value
As at March 1, 2003			
Acquired technology	$ 10,012	$ 1,684	$ 8,328
Licenses	28,370	1,085	27,285
Patents	16,751	885	15,866
	$ 55,133	$ 3,654	$ 51,479

Acquired technology includes all Licenses and patents acquired by the Company as a result of the acquisitions described in note 8. Licenses include licenses or agreements that the Company has negotiated with third parties upon use of the third parties' technology. Patents includes all costs necessary to record a patent, as well as defense costs when there is perceived infringement by the Company of those patents.

During fiscal 2004, the Company recorded provisions amounting to $4,327 against the carrying values of certain of its intangible assets as a result of changes in the Company's current and intended product offerings. Of this amount $2,750 is included in *Cost of sales* with the balance of $1,577 recorded as *Amortization expense*. Such charges reflect management's assessment of net realizable values.

For the year ended February 28, 2004, amortization expense related to intangible assets was $19,462 (March 1, 2003 - $2,848; March 2, 2002 - $574). Total additions to intangible assets in 2004 were $32,252 (2003 - $38,324).

Based on the carrying value of the identified intangible assets as at February 28, 2004, and assuming no subsequent impairment of the underlying assets, the annual amortization expense is expected to be as follows: 2005 - $16 million; 2006 - $17 million; 2007 - $13 million; 2008 - $3 million; 2009 - $2 million.

Licenses are amortized over the lessor of five years or on a per unit basis based upon the anticipated number of units sold during the terms of the license agreements.

8. Acquisitions

During fiscal 2004, the purchase price related to one of the fiscal 2003 acquisitions was revised, resulting in a reduction to goodwill of $479 and a return of consideration.

During fiscal 2003 the Company completed four acquisitions. Effective June 2002, the Company purchased the assets of a company whose proprietary software code provides capabilities to facilitate foreign language input and display on handheld products. Effective July 2002, the Company acquired 100% of the common shares of a company that will offer a secure solution for viewing email attachments with BlackBerry Wireless Handhelds. Effective August 2002, the Company acquired 100% of the common shares of a company that has software products which enable wireless access to major email systems including corporate, proprietary and POP3/IMAP4 using a handheld device. In addition, effective September 2002, the Company also acquired 100% of the common shares of a small company with expertise and technology related to wireless networks. The results of the acquirees' operations have been included in the consolidated financial statements for the periods from each respective closing date to February 28, 2004.

On October 31, 2001, the Company acquired 100% of the outstanding common shares of a company for its technology and expertise in the wireless delivery of rich graphical content. This company develops Java-based media platforms for wireless devices. The results of this company's operations have been included in the consolidated financial statements since October 31, 2001. The value of the 387,353 common shares issued in 2002 was determined based on the average of the market price of the Company's common shares over the two-day period before and after the terms of the acquisition were agreed to.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

For the year ended	March 1, 2003	March 2, 2002
Assets purchased		
Capital assets	$ 317	$ –
Acquired technology	7,326	2,685
Goodwill	16,193	14,395
	23,836	17,080
Liabilities assumed - non-cash working capital	1,275	1,046
Deferred income tax liability	357	–
	1,632	1,046
Net non-cash assets acquired	22,204	16,034
Cash acquired	117	152
Net assets acquired	$ 22,321	$ 16,186
Consideration		
Cash	$ 22,107	$ 9,861
Assumption of acquiree long-term debt	214	–
Capital stock	–	6,325
	$ 22,321	$ 16,186

Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

The acquisitions were accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair value as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. Acquired technology includes current and core technology. Of the $16,193 of goodwill acquired during fiscal 2003, $13,316 is expected to be deductible for tax purposes.

If the four fiscal 2003 acquisitions had occurred on March 1, 2001, the Company's unaudited proforma consolidated revenue would have increased by $nil for the year ended February 28, 2004 (March 1, 2003 - $226; March 2, 2002 - $816) and the unaudited proforma net income (loss) would have been $51,829 (March 1, 2003 - ($151,713); March 2, 2002 - ($35,748)).

9. Income Taxes

The difference between the amount of the provision for (recovery of) income taxes and the amount computed by multiplying income before taxes by the statutory Canadian rate is reconciled as follows:

	February 28, 2004	March 1, 2003	March 2, 2002
Expected Canadian tax rate	**36.5%**	38.3%	41.2%
Expected income tax provision (recovery)	**$ 17,394**	$ (44,817)	$ (15,685)
Differences in income taxes resulting from:			
Manufacturing and processing activities	**(900)**	3,951	1,801
Increase in valuation allowance	**29,100**	61,969	1,530
Non-deductible portion of unrealized capital losses	**–**	–	1,013
Foreign exchange	**3,820**	(1,408)	1,112
Foreign tax rate differences	**(45,088)**	7,352	(3,192)
Enacted tax rate changes	**(9,743)**	4,835	2,960
Other differences	**1,217**	(130)	683
	$ (4,200)	$ 31,752	$ (9,778)

	February 28, 2004	March 1, 2003	March 2, 2002
Income (loss) before income taxes:			
Canadian	**$ 29,309**	$ (102,954)	$ (46,845)
Foreign	**18,320**	(14,151)	8,746
	$ 47,629	$ (117,105)	$ (38,099)

The provision for income taxes consists of the following:

	February 28, 2004	March 1, 2003	March 2, 2002
Provision for (recovery of) income taxes:			
Current			
Canadian	**$ 484**	$ (8)	$ 6,756
Foreign	**(4,684)**	3,521	302
Deferred			
Canadian	**–**	27,593	(17,283)
Foreign	**–**	646	447
	$ (4,200)	$ 31,752	$ (9,778)

Deferred income tax assets and liabilities consist of the following temporary differences:

	February 28, 2004	March 1, 2003
Assets		
Financing costs	$ 13,170	$ 4,398
Non-deductible reserves	3,492	6,622
Research and development incentives	45,735	24,897
Tax losses	37,428	29,938
Capital assets	18,252	2,614
Other tax carryforwards	204	186
	118,281	68,655
Less: valuation allowance	118,281	68,655
Net deferred income tax assets	$ –	$ –

During the third quarter of fiscal 2003, the Company determined that a significant degree of uncertainty existed regarding the realization of the deferred tax assets and that a full valuation allowance was required. As a result of the increased valuation allowance, deferred tax assets of $118,281 have not been recognized for accounting purposes as of February 28, 2004. This amount remains available for use against taxes on future profits. The Company will continue to evaluate and examine the valuation allowance on a regular basis and as future uncertainties are resolved, the valuation allowance may be adjusted accordingly.

At February 28, 2004, the Company has the following net operating loss carryforwards and tax credits which are not recognized for accounting purposes and are scheduled to expire in the following years:

	Net operating losses	Investment tax credits
2005	$ 21	$ –
2006	1,259	490
2007	4,046	726
2008	12,860	2,385
2009	93,675	11
2010	976	13
2011	27	5,524
2012	–	9,306
2014	–	11,017
2020	102	–
2021	255	–
2022	359	–
Indefinite carryforward	1,080	–
	$ 114,660	$ 29,472

The Company has not provided for Canadian deferred income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, since these earnings are intended to be reinvested indefinitely.

Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

10. Long-Term Debt

At February 28, 2004 long-term debt consisted of mortgages with interest rates ranging between 6.88% and 7.90%, against which certain land and buildings are pledged as collateral. All mortgage loans are denominated in Canadian dollars and mature on March 1, 2009.

Interest expense on long-term debt for the year was $771 (March 1, 2003 - $852; March 2, 2002 - $661).

The scheduled long-term debt principal payments for the fiscal years 2005 through to maturity are as set out below:

At February 28, 2004 the Company had demand credit facilities totalling $92.6 million (March 1, 2003 - $19.9 million). As at February 28, 2004 the Company had drawn on its available credit facilities in the amount of $64.1 million in the form of letters of credit, including $48.0 million related to litigation as described in note 16. $28.5 million of available credit facilities remains unused. The operating line portion of the facilities bear interest on the outstanding balance at the bank's prime rate. Any balance owing is due on demand and is subject to a general security agreement, general assignment of book debts and the pledge of specific securities in the Company's investment portfolio.

For the year ending		
2005	$	193
2006		207
2007		223
2008		239
2009		256
March 1, 2009		5,315
	$	6,433

11. Capital Stock

(a) Share capital
The Company is authorized to issue an unlimited number of non-voting, redeemable, retractable Class A common shares, an unlimited number of voting common shares and an unlimited number of non-voting, cumulative, redeemable, retractable preferred shares. There are no Class A common shares or preferred shares outstanding.

The following details the changes in issued and outstanding common shares and common share purchase warrants for the three years ended February 28, 2004:

	Number of Common Shares Outstanding (000's)		
	Common shares	Common share purchase warrants	Total
Balance as at February 28, 2001	78,271	75	78,346
Exercise of options	503	–	503
Common shares issued on acquisition of subsidiary	387	–	387
Common shares repurchased pursuant to Common Share Purchase Program	(370)	–	(370)
Balance as at March 2, 2002	78,791	75	78,866
Exercise of options	320	–	320
Common shares repurchased pursuant to Common Share Purchase Program	(1,939)	–	(1,939)
Balance as at March 1, 2003	77,172	75	77,247
Exercise of options	**3,129**	–	**3,129**
Exercise of warrants	**39**	**(75)**	**(36)**
Common shares issued pursuant to public share offering	**12,075**	–	**12,075**
Balance as at February 28, 2004	**92,415**	–	**92,415**

	Share Capital		
	Common shares	Common share purchase warrants	Total
Balance as at February 28, 2001	$ 890,644	$ 370	$ 891,014
Exercise of options	1,491	–	1,491
Common shares issued on acquisition of subsidiary	6,325	–	6,325
Common shares repurchased pursuant to Common Share Purchase Program	(4,080)	–	(4,080)
Balance as at March 2, 2002	$ 894,380	$ 370	$ 894,750
Exercise of options	1,155	–	1,155
Common shares repurchased pursuant to Common Share Purchase Program	(21,528)	–	(21,528)
Balance as at March 1, 2003	$ 874,007	$ 370	$ 874,377
Exercise of options	**49,771**	–	**49,771**
Exercise of warrants	**370**	**(370)**	–
Common shares pursuant to public share offering, net of related costs	**905,240**	–	**905,240**
Balance as at February 28, 2004	**$ 1,829,388**	**$ –**	**$ 1,829,388**

Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

On January 22, 2004 the Company completed a public share issue of 12.1 million common shares for proceeds of $905,240, net of related issue costs of $39,629.

During fiscal 2004, the Company's share purchase warrants were redeemed and converted into common shares.

On October 3, 2002 the Company's Board of Directors approved the purchase during the subsequent 12 months of up to as many as 3.8 million common shares, which approximated 5% of the common shares outstanding at that date. All common shares purchased by RIM have been cancelled. No shares have been re-purchased under this Common Share Purchase Program during fiscal 2004.

During the year ended March 1, 2003 the Company repurchased 1.9 million common shares pursuant to its Common Share Purchase Program at a cost of $24,502. The amount paid in excess of the carrying value of the common shares of $2,974 was charged to retained earnings. All common shares repurchased by the Company pursuant to its Common Share Purchase Program have been cancelled.

During the year ended March 2, 2002 the Company repurchased 370 common shares pursuant to its Common Share Purchase Program at a cost of $5,525. The amount in excess of the carrying value of the common shares of $1,445 was charged to retained earnings. All common shares repurchased by the Company pursuant to its Common Share Purchase Program have been cancelled.

(b) Stock option plan

The Company has an incentive stock option plan for all of its directors, officers and employees. The option exercise price is the fair market value of the Company's common shares at the date of grant. These options generally vest over a period of five years after which they are exercisable for a maximum of ten years after the grant date. The Company's shareholders approved the reconstitution of the stock option plan at the Annual General Meeting on August 12, 2002. The reconstitution increased the number of common shares available for the grant of options by 2,756. As at February 28, 2004, there were 8,009 options outstanding with exercise prices ranging from $2.43 to $119.80. Options issued and outstanding for 2,640 shares are vested as at February 28, 2004 and there are 3,040 shares available for future grants under the plan.

A summary of option activity since February 28, 2001 is shown below:

	Options Outstanding	
	Number (in 000's)	Weighted average exercise price
Balance as at February 28, 2001	7,920	$ 17.04
Granted during the year	2,978	$ 21.83
Exercised during the year	(515)	$ 3.71
Forfeited during the year	(297)	$ 27.92
Balance as at March 2, 2002	10,086	$ 18.81
Granted during the year	956	$ 16.41
Exercised during the year	(320)	$ 3.88
Forfeited during the year	(621)	$ 31.35
Balance as at March 1, 2003	10,101	$ 18.29
Granted during the year	**1,574**	$ **30.34**
Exercised during the year	**(3,129)**	$ **14.12**
Forfeited during the year	**(537)**	$ **27.95**
Balance as at February 28, 2004	**8,009**	$ **21.64**

The weighted average characteristics of options outstanding as at February 28, 2004 are as follows:

	Options Outstanding (000's)			Options Exercisable (000's)	
Range of exercise prices	Number Outstanding at February 28, 2004	Weighted average remaining life in years	Weighted average exercise price	Number Outstanding at February 28, 2004	Weighted average exercise price
$ 2.43 - $ 3.62	1,192	2.7	$ 2.66	1,143	$ 2.62
$ 3.88 - $ 5.66	945	1.4	4.13	401	4.23
$ 5.93 - $ 8.78	498	2.0	7.75	191	7.78
$ 8.97 - $ 13.12	291	4.4	10.38	62	9.95
$ 13.55 - $ 20.29	2,010	5.4	16.40	74	16.87
$ 20.39 - $ 30.51	1,459	4.8	23.24	244	22.94
$ 30.68 - $ 45.51	423	4.3	37.41	69	37.65
$ 46.55 - $ 68.48	669	3.6	51.97	314	50.95
$70.44 and over	522	5.4	80.33	142	87.00
Total	**8,009**	**4.0**	**$ 21.64**	**2,640**	**$ 16.90**

12. Commitments and Contingencies

(a) Lease commitment

The Company is committed to annual lease payments under operating leases for premises as follows:

	Real Estate	Equipment	Total
For the year ending			
2005	**$ 1,952**	**$ 213**	**$ 2,165**
2006	**1,842**	**75**	**1,917**
2007	**1,526**	**15**	**1,541**
2008	**1,382**	**–**	**1,382**
2009	**1,003**	**–**	**1,003**
Thereafter	**6,082**	**–**	**6,082**
	$ 13,787	**$ 303**	**$ 14,090**

For the period ended February 28, 2004, the Company incurred rental expense of $2,197 (March 1, 2003 - $2,272; March 2, 2002 - $1,857).

(b) Other Litigation

In addition to the NTP matter discussed in note 16, the Company has been involved in patent litigation with Good Technology, Inc. ("GTI").

The Company and GTI (the "parties") entered into an agreement on March 26, 2004 whereby the parties have signed a settlement and license agreement and will consequently dismiss a series of pending lawsuits between the two companies. The companies have entered a royalty-bearing license agreement whereby RIM will receive a lump-sum settlement during the first quarter of fiscal 2005 as well as ongoing quarterly royalties. The lump-sum settlement amount was received subsequent to February 28, 2004 and will be credited to *Intangible Assets* in the first quarter of fiscal 2005, as a recovery of costs incurred by the Company. The settlement of this dispute will not be material to the Company's financial position.

Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

The Company is involved with in a dispute with Inpro II Licensing, S.a.r.l. ("Inpro") in connection with two of Inpro's patents. In a Delaware action, Inpro is seeking a preliminary and permanent injunction and an unspecified amount of damages in relation to one of its patents. The matter is currently scheduled for trial in September 2005 and fact discovery must be complete by October 29, 2004. The Company filed an action for a declaratory judgement of non-infringement with respect to one of the two patents, which action is the subject of a motion to stay or transfer to Delaware. Although the Company has conducted a thorough review of the relevant patents held by Inpro, and is of a view that it does not infringe on such patents, at this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to all of the Inpro actions is not determinable. Accordingly, no amount has been recorded in these financial statements as at February 28, 2004.

From time to time, the Company is involved in other claims in the normal course of business. Management regularly assesses such claims and when matters are considered likely to result in a material exposure and the amount of a related loss is quantifiable, a provision for loss is made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

13. Product Warranty

The Company estimates its warranty costs at the time of revenue recognition, based on historical warranty claims experience, and records the expense in *Cost of sales*. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation, based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates.

The change in the Company's accrued warranty obligations from March 2, 2002 to February 28, 2004 was as follows:

Accrued warranty obligations at March 2, 2002	$ 3,355
Actual warranty experience during 2003	(577)
2003 warranty provision	5,465
Adjustments for changes in estimate	(3,073)
Accrued warranty obligations at March 1, 2003	$ 5,170
Actual warranty experience during 2004	**(3,946)**
2004 warranty provision	**8,648**
Adjustments for changes in estimate	**(626)**
Accrued warranty obligations at February 28, 2004	**$ 9,246**

14. Government Assistance

The Company has previously entered into two project development agreements with Technology Partnerships Canada ("TPC"), which provide partial funding for certain research and development projects.

Funding from TPC for the first agreement ("TPC-1") totalled $3,900 and was repayable in the form of royalties of 2.2% on gross product revenues resulting from the project. The Company was obligated to pay royalties on all project revenues up to February 28, 2003, after which time the royalty base is expanded to include revenues from certain additional products, and royalties will continue to be paid up to a maximum of $6,100.

The Company has recorded $2,530 on account of TPC royalty repayment expense with respect to TPC-1 (March 1, 2003 - $925; March 2, 2002 - $1,575). The final payment with respect to TPC-1 is expected to be made during the first quarter of fiscal 2005.

The second agreement with TPC is a three-year research and development project ("TPC-2") under which total contributions from TPC will be a maximum of $23,300 (the "contribution"). The Company is of the view that it has fulfilled all prerequisite funding conditions and has recorded all of the contribution commitment as at February 28, 2004 and no further TPC funding reimbursements are due to RIM under TPC-2. This contribution will be repayable to TPC in the form of royalties of 2.2% on gross product revenues resulting from project and then other revenues. The Company is obligated to pay royalties on all project revenues up to February 28, 2007, after which time the royalty base is expanded to include revenues from certain additional products. Royalties will continue to be paid up to a maximum of $39,300. No amounts have been recorded with respect to TPC-2 since the conditions for repayment have not yet been met.

The Company also qualifies for investment tax credits ("ITCs") on eligible expenditures on account of scientific research and experimental development. The Company has not recorded the benefit of ITCs in fiscal 2003 or fiscal 2004, as in the Company's judgement, the Company does not have reasonable assurance that the Company will realize the ITCs.

Government assistance, which includes both TPC funding and ITCs, has been applied to reduce gross research and development expense as follows:

For the year ended	**February 28, 2004**	March 1, 2003	March 2, 2002
Gross research and development	**$ 62,638**	$ 64,952	$ 49,517
Government funding	–	9,036	12,071
Net research and development	**$ 62,638**	$ 55,916	$ 37,446

Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

15. Restructuring Charges

During the third quarter of 2003, as part of the implementation of a plan to improve operating results (the "Plan"), the Company recorded restructuring charges that included the termination of employees, related costs and the closure and exit of certain leased facilities. The 254 employees identified in connection with the workforce reduction component of the Plan were dismissed on or about November 12, 2002. The cost of the employees was previously included as part of *Cost of sales, Selling, marketing and administration, and Research and development*.

The Company has yet to vacate a leased facility deemed redundant as part of the Plan. The Company expects to complete the remaining elements of the Plan during fiscal 2005.

The pre-tax financial components of the Plan are summarized below:

	Balances as at March 1, 2003	Cash Payments	Write-offs	Balances as at February 28, 2004
Workforce reduction and related costs	$ 648	$ (648)	$ –	$ –
Excess facilities and capital assets	1,924	(431)	(230)	1,263
	$ 2,572	$ (1,079)	$ (230)	$ 1,263

	Balances as at November 12, 2002	Cash Payments	Write-offs	Balances as at March 1, 2003
Workforce reduction and related costs	$ 4,056	$ (3,408)	$ –	$ 648
Excess facilities and capital assets	2,494	(63)	(507)	1,924
	$ 6,550	$ (3,471)	$ (507)	$ 2,572

The balance of the restructuring provision of $1,263 as at February 28, 2004 is included in *Accrued liabilities* on the Consolidated Balance Sheets.

16. Litigation Award

The Company is the defendant in a patent litigation matter brought by NTP, Inc. ("NTP") alleging that the Company infringed on eight of NTP's patents (the "NTP matter").

During fiscal 2003 the Company recorded quarterly charges in the second, third and fourth quarters with respect to the NTP matter totalling $58.2 million to fully provide for enhanced compensatory damages, current and estimated future costs with respect to ongoing legal and professional fees, plaintiff's attorney fees and prejudgment interest.

On May 23, 2003 the Court ruled on the issues of enhanced compensatory damages, plaintiff's attorney fees and certain other matters.

During the first quarter of fiscal 2004, the Company recorded an expense of $7.5 million to provide for additional estimated enhanced compensatory damages and estimated prejudgment interest, for the period March 2, 2003 to May 31, 2003. The $6.9 million attributable to enhanced compensatory damages was classified as *Restricted cash* on the *Consolidated Balance Sheets* as at May 31, 2003 and the Company funded the $6.9 million into a cash escrow bank account subsequent to the end of the first quarter of fiscal 2003, as required by the Court.

On August 5, 2003, the United States District Court for the Eastern District of Virginia (the "Court") ruled on NTP's request for an injunction with respect to RIM continuing to sell the BlackBerry solution (handhelds, software and service) in the

United States as well as entered judgment with respect to several previously announced monetary awards issued in favor of NTP. The Court granted NTP the injunction requested; however, the Court then immediately granted RIM's request to stay the injunction sought by NTP pending the completion of RIM's appeal (to the Court of Appeals for the Federal Circuit).

In its Final Order dated August 5, 2003, the Court awarded monetary damages of $53.7 million (the "Final Order") as of May 31, 2003, comprising the following:

• Enhanced compensatory damages	$	47.5 million
• Plaintiff attorney fees	$	4.2 million
• Prejudgment interest	$	2.0 million
• Total	$	53.7 million

The Company had previously recorded provisions for all of the above components of the Final Order in fiscal 2003 and the first quarter of fiscal 2004. The Company filed its Notice to Appeal on August 29, 2003.

During the second quarter of fiscal 2004, the Company recorded an expense of $5.7 million to provide for enhanced compensatory damages for the period June 1, 2003 to August 30, 2003, postjudgment interest for the period August 6, 2003 to August 30, 2003 and other net adjustments. The Company funded $7.6 million, attributable to the enhanced compensatory damages amount, into an escrow account subsequent to the end of the second quarter of fiscal 2004.

The Company sought a stay of the Court proceedings in light of the fact that the patents in suit are the subject of re-examination proceedings by the U.S. Patents and Trademark Office ("PTO"). On November 4, 2003, the United States Court of Appeals for the Federal Circuit ("Appellate Court") denied the Company's request for a stay of the appeal proceedings.

On November 26, 2003, the Company filed its opening appeal brief with the Appellate Court.

During the third quarter of fiscal 2004, the Company recorded an expense of $9.2 million to provide for additional estimated enhanced compensatory damages and estimated postjudgment interest, for the three months ended November 29, 2003.

NTP filed its Responding Brief on or about January 2, 2004. The Company filed its Reply Brief on February 3, 2004.

During the fourth quarter of fiscal 2004, the Company recorded an expense of $12.9 million to provide for additional estimated enhanced compensatory damages and estimated postjudgment interest, for the three months ended February 28, 2004. The $12.9 million attributable to enhanced compensatory damages was classified as Restricted cash on the Consolidated Balance Sheets as at February 28, 2004. The Company funded the $12.9 million into an escrow account subsequent to the end of the third quarter of fiscal 2004.

For the year ended February 28, 2004, the Company has recorded a total provision of $35.2 million with respect to the NTP matter, representing enhanced compensatory damages, postjudgment interest for the period August 6, 2003 to February 28, 2004 and other net adjustments.

As at the end of the Company's current fiscal year, the likelihood of any further loss and the ultimate amount of loss, if any, were not reasonably determinable. Consequently, no additional amounts, from those described above, have been provided for as NTP litigation expenses as at February 28, 2004. The actual resolution of the NTP matter may materially differ from the estimates as at February 28, 2004 as a result of future appellate court rulings at the conclusion of the appeals process, therefore potentially causing future quarterly or annual financial reporting to be materially affected, either adversely or favorably.

Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

17. Write-Down of Investments

Periodically the Company undertakes a review of the carrying value of companies in which it holds investments. Based on such reviews, the Company determines whether impairment in the carrying values of its investments has occurred. The Company further determines whether such declines are other than temporary in nature. The Company wrote down the value of its investments in fiscal 2002 by $5,350.

18. Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share.

For the year ended	February 28, 2004	March 1, 2003	March 2, 2002
Numerator for basic and diluted earnings (loss) per share available to common stockholders	$ 51,829	$ (148,857)	$ (28,321)
Denominator for basic earnings (loss) per share - weighted average shares outstanding (000's)	79,650	77,636	78,467
Effect of dilutive securities:			
Employee stock options	4,040	–	–
Denominator for basic and diluted earnings (loss) per share - weighted average shares outstanding (000's)	83,690	77,636	78,467
Earnings (loss) per share			
Basic	$ 0.65	$ (1.92)	$ (0.36)
Diluted	$ 0.62	$ (1.92)	$ (0.36)

Stock options and share purchase warrants were excluded from the diluted (loss) per share figures for 2003 and 2002, as they were anti-dilutive.

19. Comprehensive Income (Loss)

The components of comprehensive net income (loss) are shown in the following table:

For the year ended	February 28, 2004	March 1, 2003	March 2, 2002
Net income (loss)	$ 51,829	$ (148,857)	$ (28,321)
Net change in unrealized gains on available for sale	613	–	–
Net change in derivative fair value during the year	11,941	5,958	(2,803)
Amounts reclassified to earnings during the year	(9,912)	(1,041)	1,325
Comprehensive income (loss)	$ 54,471	$ (143,940)	$ (29,799)

The components of accumulated other comprehensive income are as follows:

For the year ended	February 28, 2004	March 1, 2003	March 2, 2002
Accumulated net unrealized gains on available-for-sale	$ 613	$ –	$ –
Accumulated net unrealized gains (loss) on derivative instruments	5,468	3,439	(1,478)
Total accumulated other comprehensive income (loss)	$ 6,081	$ 3,439	$ (1,478)

20. Supplemental Information

(a) Statement of cash flows

The following summarizes interest and income taxes paid:

For the year ended	February 28, 2004	March 1, 2003	March 2, 2002
Interest paid during the year	$ 770	$ 852	$ 779
Income taxes paid (refunded) during the year	(196)	1,070	967

(b) Accrued liabilities

The following items are included in the accrued liabilities balance:

As at	February 28, 2004	March 1, 2003
Airtime purchase costs	17,486	17,109
Marketing costs	13,081	8,116
Warranty	9,246	5,170
Royalties	10,042	4,558
Other	20,683	19,462
	$ 70,538	$ 54,415

(c) Other information

Advertising expense, which includes media, agency and promotional expenses equal to $18,206 (March 1, 2003 - $15,079; March 2, 2002 - $18,549) is included in *Selling, marketing and administration* expense.

Selling, marketing and administration expense for the fiscal year includes a foreign currency exchange gain of $2,156 (March 1, 2003 – gain of $293; March 2, 2002 – loss of $1,042).

21. Financial Instruments

Values of financial instruments outstanding at fiscal year-ends were as follows:

	February 28, 2004		
Assets (Liabilities)	**Notional Amount**	**Carrying Amount**	**Estimated Fair Value**
Cash and cash equivalents	$ –	$ 1,156,419	$ 1,156,419
Available-for-sale investments	–	187,824	187,824
Held-to-maturity investments	–	146,062	151,461
Long-term debt	–	(6,433)	(6,808)
Currency forward contracts	208,850	5,399	5,399

	March 2, 2003		
Assets (Liabilities)	Notional Amount	Carrying Amount	Estimated Fair Value
Cash and cash equivalents	$ –	$ 340,681	$ 340,681
Available-for-sale investments	–	–	–
Held-to-maturity investments	–	190,030	194,189
Long-term debt	–	(11,919)	(12,273)
Currency forward contracts	69,416	3,858	3,858

Research In Motion Limited • Incorporated Under the Laws of Ontario (In thousands of United States dollars, except per share data, and except as otherwise indicated)

For certain of the Company's financial instruments, including trade receivables, other receivables, accounts payable and accrued liabilities, the carrying amounts approximate their respective fair values due to their short maturities.

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency the U.S. dollar. The majority of the Company's revenues in fiscal 2004 are transacted in U.S. dollars. Portions of the revenues are denominated in Canadian dollars, Euros and British pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and all manufacturing overhead, are incurred primarily in Canadian dollars. At February 28, 2004 approximately 2% of cash and cash equivalents, 26% of trade receivables and 18% of accounts payable and accrued liabilities are denominated in foreign currencies (March 1, 2003 - 14%, 13%, and 8%, respectively). These foreign currencies include the Canadian Dollar, British Pound, Euro, Australian Dollar, Hong Kong Dollar, and Japanese Yen.

To mitigate this risk, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments. The Company does not purchase or hold any derivative instruments for speculative purposes.

To hedge exposure relating to anticipated foreign currency transactions, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars, to sell Euro and purchase U.S. dollars, and to sell British Pounds and purchase U.S. dollars. These contracts have been designated as cash flow hedges, with the resulting changes in fair value recorded as other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transaction affect earnings. The maturity dates of these instruments range from March 2004 through to February 2007.These cash flow hedges were fully effective at February 28, 2004. As at February 28, 2004, the unrealized gain on these forward contracts was approximately $5,468 (March 1, 2003 - $3,439; March 2, 2002 - loss of $1,478). These amounts were included in *Other current assets* and *Other comprehensive income*. Approximately $4,791 of the unrealized gains on the forward contracts will be reclassified to earnings in fiscal 2005.

To hedge exposure relating to foreign currency denominated long-term debt, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged liability. The maturity dates of these instruments range from March, 2004 through to March, 2005. As at February 28, 2004, a loss of $69 was recorded in respect of these instruments (March 1, 2003 - gain of $419; March 2, 2002 - $nil). This amount was included with *Selling, marketing and administration*.

During the prior year, to satisfy short-term cash requirements, the Company entered into a forward exchange contract to purchase U.S. dollars and sell Canadian dollars with a notional value of $1.3 million. The contract carried an exchange rate of U.S. $1.00 equals Canadian $1.5313, and it matured on March 3, 2003. Due to the short-term nature of this contract it was not designated for hedge accounting and a loss of $42 was recorded in respect to this instrument.

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and by continuously monitoring their creditworthiness. As at February 28, 2004 the maximum exposure to a single counter-party was 43% of outstanding derivative instruments (March 1, 2003 - 37%).

The Company is exposed to market and credit risk on its investment portfolio. The Company limits this risk by investing only in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at February 28, 2004, no single issuer represented more than 4% of the total cash, cash equivalents and investments (March 1, 2003 - no single issuer represented more than 5% of the total cash, cash equivalents and short-term investments).

The Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The allowance as at February 28, 2004 is $2,379 (March 1, 2003 - $2,331).

While the Company sells its products and services to a variety of customers, two customers comprised 24%, and 10% of trade receivables as at February 28, 2004 (2003 - three customers comprised 17%, 16% and 14%). Additionally, two customers comprised 15% and 13% of the Company's sales (March 1, 2003 - one customer comprised 12%).

22. Segment Disclosures

The Company is organized and managed as a single reportable business segment. The Company's operations are substantially all related to the research, design, manufacture and sales of wireless communications products.

Selected financial information is as follows:

	February 28, 2004	March 1, 2003	February 28, 2002
Sales			
Canada	$ 54,847	$ 21,788	$ 21,381
United States	446,000	255,466	239,702
Other	93,769	29,478	32,970
	$ 594,616	$ 306,732	$ 294,053
Sales			
Canada	9.2%	7.1%	7.3%
United States	75.0%	83.3%	81.5%
Other	15.8%	9.6%	11.2%
	100.0%	100.0%	100.0%

	February 28, 2004	March 1, 2003	February 28, 2002
Revenue mix			
Handhelds	$ 343,154	$ 122,711	$ 160,198
Service	171,215	129,332	88,880
Software	47,427	21,655	12,874
Other	32,820	33,034	32,101
	$ 594,616	$ 306,732	$ 294,053
Capital, intangible assets and goodwill			
Canada	$ 209,766	$ 207,221	
United States	28,206	30,759	
Foreign	4,115	5,270	
	$ 242,087	$ 243,250	
Total assets			
Canada	$ 333,811	$ 258,833	
United States	1,561,232	588,814	
Foreign	36,335	14,009	
	$ 1,931,378	$ 861,656	

Corporate Information

Executive Officers

Mike Lazaridis
President and Co-Chief Executive Officer

Jim Balsillie
Chairman and Co-Chief Executive Officer

Dennis Kavelman
Chief Financial Officer and
Corporate Secretary

Larry Conlee
Chief Operating Officer,
Product Development and Manufacturing

Don Morrison
Chief Operating Officer,
BlackBerry

Board of Directors

Jim Balsillie
Chairman and Co-Chief Executive Officer

Mike Lazaridis
President and Co-Chief Executive Officer

Douglas Fregin
Vice President,
Operations

Douglas Wright [1, 2]
President Emeritus,
University of Waterloo

E. Kendall Cork [1, 2]
Managing Director,
Sentinel Associates Ltd.

Jim Estill [1]
President & Chief Executive Officer,
EMJ Data Systems Ltd.

John Richardson, FCA [1]
Corporate Director and Former Deputy Chairman,
London Insurance Group

[1] Audit Committee
[2] Compensation Committee

Shareholder Information

Annual Meeting of Shareholders
Monday, July 12, 2004 at 6:30pm
At the Canadian Clay and Glass Gallery
25 Caroline Street North
Waterloo, Ontario, Canada

Shareholder Inquiries
Investor Relations
Research In Motion Limited
295 Phillip Street
Waterloo, Ontario, N2L 3W8
Tel: (+1) 519-888-7465
Fax: (+1) 519-888-6906
Email: investor_relations@rim.com

Transfer Agent
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario, M5J 2Y1
Tel: (+1) 800-332-0095
Fax: (+1) 866-249-7775

Auditors
Ernst & Young LLP
Chartered Accountants
515 Riverbend Drive
P.O. Box 9458, Station C
Kitchener, Ontario, N2G 4W9

Stock Exchange Listings
Nasdaq National Market
Symbol: RIMM
The Toronto Stock Exchange
Symbol: RIM

Corporate Office
Research In Motion Limited
295 Phillip Street
Waterloo, Ontario, N2L 3W8

Corporate Web Site
www.rim.com

Printed in Canada

295 Phillip Street
Waterloo, Ontario, Canada
N2L 3W8
Tel: (519) 888-7465
Fax: (519) 888-6906
email: investor_relations@rim.net
www.rim.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)

Date: June 18, 2004

By: ______________________
(Signature)
Angelo Loberto
Vice President, Finance